                                                  FILED PURSUANT TO RULE 424(B)3
                                                              FILE NO. 333-85653

PROSPECTUS

                                 $450,000,000

                                  [CERIDIAN LOGO]

                                 EXCHANGE OFFER
                               FOR ALL OUTSTANDING

                           7.25% SENIOR NOTES DUE 2004

------------------------------------------------------------------------------
           THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
           TIME, ON WEDNESDAY, OCTOBER 20, 1999, UNLESS WE EXTEND IT.
------------------------------------------------------------------------------

                           TERMS OF THE EXCHANGE OFFER
                               -------------------

- We are offering to exchange registered 7.25% Senior Notes due 2004 for all of the old unregistered 7.25% Senior Notes due 2004.

- The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes will not be applicable to the new notes.

- Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

- The Bank of New York is serving as the exchange agent. If you wish to tender your old notes, you must complete, execute and deliver, among other things, a letter of transmittal to the exchange agent no later than 5:00 p.m., New York City time, on the expiration date.

- You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

- Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.

- The exchange of old notes for new notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. See "Material United States Federal Income Tax Considerations."

-    We will not receive any proceeds from the exchange offer.

- The new notes will not be listed on any securities exchange or included in any automated quotation system.

- The new notes will have the same financial terms and covenants as the old notes, and will be subject to the same business and financial risks.

- SEE "RISK FACTORS" ON PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF RISKS THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

                               -------------------

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                               -------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

                 This prospectus is dated September 20, 1999

                                      TABLE OF CONTENTS

                                                       PAGE
                                                      -----
Documents Incorporated by Reference...............      i
Where You Can Find More Information...............      ii
Prospectus Summary................................      1
Risk Factors......................................      14
Forward-Looking Statements........................      20
Use of Proceeds...................................      20
Capitalization....................................      21
Selected Historical Consolidated and
    Pro Forma Financial Data......................      22


                                                       PAGE
                                                      -----
The Exchange Offer................................      24
Description of New Notes..........................      36
Material United States Federal
   Income Tax Considerations......................      52
Plan of Distribution..............................      54
Legal Matters.....................................      56
Experts...........................................      56


                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" certain documents, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, except to the extent that this prospectus updates or supersedes the information. We incorporate by reference the documents listed below which we have previously filed with the SEC (SEC file no. 1-1969):

     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, including the portions incorporated by reference from our 1998 Annual Report to Stockholders and Proxy Statement in connection with our 1999 annual meeting of stockholders;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

     - Our Current Report on Form 8-K as filed with the SEC on June 21, 1999, as amended and filed with the SEC on August 20, 1999.

     We also incorporate by reference the consolidated financial statements of ABR Information Services, Inc., the company we acquired in June 1999, contained in the following documents previously filed by ABR with the SEC (SEC file no. 0-24132):

     - ABR's Annual Report on Form 10-K for the fiscal year ended July 31, 1998, including the portions incorporated by reference from ABR's Proxy Statement in connection with ABR's 1998 annual meeting of stockholders; and

     - ABR's Quarterly Report on Form 10-Q for the quarters ended October 31, 1998, January 31, 1999 and April 30, 1999.

     We also incorporate by reference the information contained in all other documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus. The information will be considered part of this prospectus from the date the document is filed and will supplement or amend the information contained in this prospectus.

     We will provide you, at no charge, a copy of the documents we incorporate by reference in this prospectus. TO OBTAIN TIMELY DELIVERY, REQUESTS FOR COPIES SHOULD BE MADE NO LATER THAN WEDNESDAY, OCTOBER 13, 1999 (FIVE BUSINESS DAYS BEFORE THE EXPIRATION OF THE OFFER). To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:


         Ceridian Corporation
         8100 34th Avenue South
         Bloomington, Minnesota 55425-1640
         Attention: Stockholder Services Department
         Telephone: (612) 853-8100



                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Exchange Act file number for our SEC filings is 1-1969. Our SEC filings made electronically through the SEC's EDGAR system are available to the public at the SEC's website at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at the following SEC public reference rooms:

Judiciary Plaza             Citicorp Center             7 World Trade Center
450 Fifth Street, N.W.      500 West Madison Street     Suite 1300
Washington, D.C. 20549      Chicago, Illinois 60621     New York, New York 10048

     You may obtain information regarding the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330.

     In addition, because our common stock is listed on the New York Stock Exchange, you may read our reports, proxy statements, and other documents at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-4 under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the new notes offered for exchange under this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each such statement is qualified in all respects by reference to the full text of such contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the SEC.

                              --------------------



     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS EXCHANGE OFFER, WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS AND THE DOCUMENTS TO WHICH WE REFER YOU.

     IN THIS PROSPECTUS, "CERIDIAN," "COMPANY," "WE," "OUR," AND "US" REFER TO CERIDIAN CORPORATION AND OUR SUBSIDIARIES.

                                    CERIDIAN

     We operate exclusively in the information services industry. We provide products and services to customers in the human resources, transportation and media information markets through our Human Resource Services businesses ("HRS"), Comdata subsidiary and Arbitron division. These businesses collect, manage and analyze data and process transactions on behalf of customers, report information resulting from such activities to customers, and provide customers with related software applications and services.

     The following table sets forth our total revenue and the percentage revenue for each of our business segments for the periods shown:

                     CERIDIAN REVENUE BY BUSINESS SEGMENT

                                   [GRAPH]

- SOLD TO FIRST DATA CORPORATION IN JANUARY 1998 IN EXCHANGE FOR NTS TRANSPORTATION SERVICES BUSINESSS AND CASH.

  PERCENTAGE AMOUNTS MAY NOT TOTAL DUE TO ROUNDING.

HUMAN RESOURCE SERVICES

     The businesses comprising HRS offer a broad range of services and software designed to help employers more effectively manage their work forces and information that is integral to human resource processes. HRS' human resource management products and services include:

     -    payroll processing services and software;
     -    tax filing services;
     -    human resource information software;
     -    benefits administration software;
     -    time and attendance solutions;
     -    recruiting and skills management software;
     -    employee assistance and work-life programs; and
     -    training.

     These products and services are provided in the United States, Canada and the United Kingdom through Ceridian Employer Services, Ceridian Performance Partners, Centrefile and Usertech. HRS' revenue for the years 1998, 1997 and 1996 was as follows:

                          1998                  1997                1996
                   --------------------    --------------      -------------
                     $700.3 million        $578.6 million      $490.3 million


Payroll processing and tax filing services accounted for about 86% of HRS' 1998 revenue, with about 80% of 1998 payroll processing and tax filing revenue derived from the United States.

     PAYROLL PROCESSING AND TAX FILING SERVICES. Payroll processing in the United States consists primarily of preparing and furnishing employee payroll checks, direct deposit advices and supporting journals and summaries. We also supply quarterly and annual social security, Medicare, and federal, state and local income tax withholding reports required to be filed by employers and employees. Payroll tax filing consists primarily of collecting funds for federal, state and local employment taxes from customers based on payroll information provided by the customers, remitting funds collected to the appropriate taxing authorities, filing applicable returns, and handling related regulatory correspondence and amendments.

     Revenue from payroll tax filing services in the United States also includes investment income earned by us from tax filing deposits temporarily held pending remittance to taxing authorities on behalf of our customers. We hold such customer deposits in a fiduciary capacity in a tax filing trust. The trust invests primarily in high quality collateralized short-term investments, top tier commercial paper, U.S. Treasury and Agency securities, AAA rated asset-backed securities and corporate securities rated A3/A- or better. The duration of investments is carefully managed to meet the liquidity needs of the trust. About 62% of 1998 tax filing revenue was attributable to such investment income. Due to the significance of this investment income, HRS' quarterly revenue and profitability fluctuate as a result of changes in interest rates and in the amount of tax filing deposits held.

     SOURCE 500. In 1998, we introduced our Source 500 product, a fully integrated human resource information system ("HRIS"), payroll, benefits, recruiting and employee self-service solution. Because of the importance of being able to integrate our payroll processing and tax filing systems with other systems and applications utilized by customers and potential customers, particularly third-party HRIS applications, we have also developed interfaces to exchange employee-related information between our payroll system and the HRIS systems of major software vendors.

     INTERNATIONAL OPERATIONS. In recent years, we have expanded our payroll processing and HRIS software businesses outside of the United States through acquisitions. Approximately 17% of HRS' 1998 revenue was obtained from customers outside of the United States. Our Centrefile Limited subsidiary provides mainframe-based payroll processing services and HRIS software in the United Kingdom. As a result of the acquisition of the payroll processing business of The Toronto-Dominion Bank and the Comcheq payroll processing business of the Canadian Imperial Bank of Commerce in 1998, we handle payroll as well as tax filing funds for our Canadian customers. Revenue from our payroll processing services in Canada also includes investment income received from temporarily holding payroll and payroll tax amounts in a Canadian trust. We earn income from the trust and charge fees for services similar to those provided in the U.S. About 32% of the 1998 revenue of these Canadian businesses was attributable to such investment income.

     PERFORMANCE PARTNERS. HRS also includes businesses that provide a variety of employee assistance, work-life balance, management support and training products and services. Ceridian Performance Partners provides services to help organizations address workplace effectiveness issues and improve employee recruitment, retention and productivity and reduce absenteeism.

COMDATA

     Our Comdata subsidiary provides transaction processing and decision support services to the transportation industry, primarily trucking companies, truck stops and truck drivers, in both the long haul and local markets in the United States. These services primarily involve the use of a proprietary funds transfer card which facilitates truck driver transactions and provides transaction control and trip information for trucking firms. Additionally, Comdata provides assistance in obtaining regulatory permits and other compliance services, driver relations services, local fueling services and discounted telecommunications services in its markets. Comdata's revenue from products and services provided to the transportation industry for the years 1998, 1997 and 1996 was as follows:

                           1998                  1997                1996
                    --------------------    --------------      --------------
                      $261.5 million        $197.8 million      $173.7 million


     Comdata's revenue for 1998 includes revenue from the operations of First Data Corporation's NTS transportation services business that Comdata acquired in 1998. Comdata's revenue for all periods shown excludes revenue from Comdata's gaming services business which was sold to First Data in exchange for the NTS transportation services business.

     THE COMCHEK(-Registered Trademark-) CARD. Comdata's funds transfer system, most commonly initiated through the use of Comdata's proprietary Comchek card, is designed to enable truck drivers to obtain funding for purchases and cash advances at truck stops and other locations en route to their destination. Drivers may use the Comchek card to purchase fuel, lodging and other approved items, obtain cash advances from ATM machines or through the use of Comchek drafts, make long distance phone calls and make direct deposits of pay, settlements (for non-employee owner-operators) or trip advances to personal bank accounts. Use of the Comchek card allows the trucking company customer greater control over its expenses by allowing it to set limits on the use of the cards, such as by designating locations where the cards may be used, the frequency with which they may be used, phone numbers which may be called and the amount of authorized use. Use of a Comchek card also enables Comdata to capture and provide transaction and trip-related information to trucking company customers (usually within 24 hours after the completion of a given trip). This information greatly enhances a customer's ability to track and plan fuel purchases and other trip expenses and settle with drivers.

ARBITRON

     Arbitron provides media and marketing information (primarily radio audience measurement) to broadcasters, advertising agencies, and advertisers and, through a joint venture, newspapers and magazine publishers and TV broadcasters. Arbitron also provides software applications that give customers access to Arbitron's database and, through a joint venture, measurement data concerning consumer retail behavior and media usage. Arbitron's revenue for the years 1998, 1997 and 1996 was as follows:

                           1998                  1997                1996
                    --------------------    --------------     ----------------
                      $194.5 million        $165.2 million      $153.1 million


     RADIO AUDIENCE MEASUREMENT. Arbitron is a leading provider of radio audience measurement information in the United States. Arbitron estimates audience size and demographics in the United States for local radio stations, and reports this and related data to its customers. This information is used by radio stations to price and sell advertising time and by advertising agencies and large corporate advertisers in purchasing advertising time. Arbitron also provides software applications that give customers access to Arbitron's database, and enable them to more effectively analyze and understand that information and develop target marketing strategies. Arbitron is also developing applications to link information provided by Arbitron's database with information from other databases (such as product purchasing behavior) to enable customers to further refine sales strategies and compete more effectively for advertising dollars. The radio audience measurement service and related software sales represented 80% of Arbitron's 1998 revenue.

     INTERNATIONAL OPERATIONS AND OTHER SERVICES. Through Continental Research, a United Kingdom-based company that Arbitron acquired in 1997, Arbitron provides media, advertising, financial and telecommunications research services in the United Kingdom and Europe. As a result of Arbitron's purchase of the radio station, advertiser/agency and international assets of Tapscan, Inc. in 1998, Arbitron provides software applications for broadcasters, advertising agencies and advertisers that help customers analyze ratings data and make marketing decisions. Arbitron is also developing a passive, personalized electronic measurement device to record broadcast listening or viewing for purposes of audience measurement and verification that advertisements have been broadcast.

                             RECENT ABR ACQUISITION

CASH TENDER OFFER AND MERGER

     On April 30, 1999, we entered into a merger agreement to acquire ABR Information Services, Inc. The transaction was structured as a cash tender offer by one of our wholly owned subsidiaries for all the outstanding voting common stock of ABR at $25.50 per share, net to the sellers in cash, followed by a merger of our wholly owned subsidiary into ABR. Approximately 28,271,063 ABR shares were validly tendered and not withdrawn and purchased by our wholly owned subsidiary pursuant to the tender offer. As a result, immediately after the tender offer we beneficially owned approximately 98.3% of the total number of the then outstanding shares of voting common stock of ABR. On July 22, 1999, our wholly owned subsidiary effected the cash merger with ABR, after which ABR became one of our wholly owned subsidiaries and the remaining shares of ABR not owned by our wholly owned subsidiary were exchanged for $25.50 per share in cash.

     The total amount of cash we used to acquire all of the shares of ABR, in both the tender offer and the merger, plus pay transaction costs, was approximately $751.0 million. Financing for the tender offer was provided through a combination of existing cash balances, borrowings under our domestic credit agreement and a short-term unsecured term loan. We repaid the short-term loan in full with the net proceeds from the sale of the old notes and existing cash balances. Financing for the merger was provided through a combination of existing cash balances and borrowings under our domestic credit agreement. See "Use of Proceeds."

SERVICES PROVIDED BY CERIDIAN BENEFITS SERVICES

     After the merger, we began to refer to ABR and its subsidiaries under the name "Ceridian Benefits Services." Ceridian Benefits Services is a leading provider of comprehensive benefits administration, payroll and human resource services to employers seeking to outsource these functions. Ceridian Benefits Services provides services in three key areas:

     -    employee health and welfare administration services;

     -    qualified plan administration services; and

     - integrated payroll and human resource administration services, including tax deposit services and integrated human resource solutions.

     All services are offered on either an "a la carte" or a total outsourcing basis, allowing customers to outsource certain benefits administration tasks which they find too costly or burdensome to perform in-house, or to outsource the entire benefits administration function.

     HEALTH AND WELFARE ADMINISTRATION SERVICES. Ceridian Benefits Services' employee health and welfare administration services include portability (I.E., COBRA (the "Consolidated Omnibus Budget Reconciliation Act"), HIPAA (the "Health Insurance Portability and Accountability Act of 1996") or state-mandated continuation coverage) compliance services and administration services for benefits provided to active employees, such as open enrollment, employee enrollment and eligibility, and flexible spending account administration. Ceridian Benefits Services provides administration services for benefits provided to retired and inactive employees, including retiree healthcare, disability, surviving dependent, family leave and severance benefits. Ceridian Benefits Services provides its portability services through the trade name CobraServe(-Registered Trademark-).

     QUALIFIED PLAN ADMINISTRATION SERVICES. Ceridian Benefits Services' qualified plan administration services include 401(k) plan administration, profit sharing administration, defined benefit plan administration, ESOP administration and Qualified Domestic Relations Order administration.

     INTEGRATED PAYROLL AND HUMAN RESOURCE ADMINISTRATION SERVICES. Ceridian Benefits Services' integrated payroll and human resource administration services include tax deposit services and integrated human resource solutions and are provided through the trade name PayAmerica(-Registered Trademark-). We are in the process of operationally transferring this portion of Ceridian Benefits Services business to HRS.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER


Old Notes.................................  On June 10, 1999, we sold in a private transaction the old notes, which consist of
                                            $450,000,000 aggregate principal amount of our 7.25% Senior Notes due 2004, to Banc of America Securities LLC, Chase Securities Inc., BNY Capital Markets, Inc., TD
                                            Securities (USA) Inc. and U.S. Bancorp Piper Jaffray Inc., the initial purchasers.
                                            The initial purchasers then sold the old notes to institutional investors.

                                            Simultaneously with the initial sale of the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes. See "Exchange Offer--Purpose of Exchange Offer."

The Exchange Offer........................  We are offering to exchange up to $450,000,000 aggregate principal amount of our
                                            7.25% Senior Notes due 2004 which have been registered under the Securities Act for a like aggregate principal amount of the old notes.

                                            The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes are not applicable to the new notes.

                                            Old notes may be tendered only in $1,000 increments. Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.
                                            We will cause the exchange to be effected promptly after the expiration of the exchange offer.

                                            UPON COMPLETION OF THE EXCHANGE OFFER, THERE MAY BE NO MARKET FOR THE OLD NOTES, AND
                                            IF YOU FAILED TO EXCHANGE THE OLD NOTES, YOU MAY HAVE DIFFICULTY SELLING THEM.

Resales of the New Notes..................  Based on interpretations by the staff of the SEC, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you, without compliance with the registration and prospectus delivery requirements of the Securities Act, if you:

                                        6



                                            -   acquire the new notes in the
                                                ordinary course of your
                                                business;

                                            -   are not engaging in and do not
                                                intend to engage in a
                                                distribution of the new notes;

                                            -   do not have an arrangement or
                                                understanding with any person
                                                to participate in a distribution
                                                of the new notes;

                                            -   are not an affiliate of us
                                                within the meaning of Rule 405
                                                under the Securities Act; and

                                            -   are not a broker-dealer that
                                                acquired the old notes directly
                                                from us.

                                            If any of these conditions is not satisfied and you transfer any new notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

                                            In addition, if you are a broker-dealer seeking to receive new notes for your own account in exchange for old notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any offer to resell, resale or other transfer of the new notes that you receive in the exchange offer. See "Plan of Distribution."

Expiration Date...........................  The exchange offer will expire at 5:00 p.m., New York City time, on October 20, 1999, unless we extend it.

Withdrawal................................  You may withdraw the tender of your old notes at any time prior to the expiration of the exchange offer. We will return to you any of your old notes that are not accepted for exchange for any reason, without expense to you, promptly after the expiration or termination of the exchange offer.

Consequences of Failing to Exchange Your
   Old Notes..............................  The exchange offer satisfies our obligations and your rights under the registration rights agreement. After the exchange offer is completed, you will not be entitled to any registration rights with respect to your old notes.

                                            Therefore, if you do not exchange your old notes, you will not be able to reoffer, resell or otherwise dispose of your old notes unless:

                                            -   you comply with the registration
                                                and prospectus delivery
                                                requirements of the Securities
                                                Act; or

                                        7



                                            -   you qualify for an exemption
                                                from such Securities Act
                                                requirements.

Interest on the New Notes and the
   Old Notes..............................  The new notes will bear interest at the rate of 7.25% per annum from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from June 10, 1999. Such interest will be payable semi-annually on each June 1 and December 1, commencing December 1, 1999. No interest will be paid on the old notes following their acceptance for exchange. See
                                            "Description of New Notes."

Conditions to the Exchange Offer..........  The exchange offer is subject to various conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if various specified events occur. The exchange offer is not conditioned upon any minimum principal amount of outstanding old notes being tendered. See "The Exchange
                                            Offer--Conditions to the Exchange Offer."

Exchange Agent............................  The Bank of New York is serving as exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the following address:

                                            By Mail: 101 Barclay Street, Floor 7E, New York, NY 10286, Attn: Noriko Miyazaki,
                                            Reorganization Section

                                            By Hand or Overnight Courier: 101 Barclay Street, Corporate Trust Services Window,
                                            Ground Level, New York, NY 10286, Attn: Noriko Miyazaki, Reorganization Section

                                            Questions and requests for assistance should be directed to the exchange agent at
                                            (212) 815-6333.

Procedures for Tendering Old Notes........  If you wish to tender your old notes, you must cause the following to be transmitted to and received by the exchange agent no later than 5:00 p.m., New York City time, on the expiration date:

                                            -   a confirmation of the book-entry
                                                transfer of the tendered old
                                                notes into the exchange agent's
                                                account at The Depository Trust
                                                Company;

                                            -   a properly completed and duly
                                                executed letter of transmittal
                                                in the form accompanying this
                                                prospectus (with any required
                                                signature guarantees) or, at the
                                                option of the tendering holder
                                                in the case of a book-

                                        8



                                                entry tender, an agent's message in
                                                lieu of such letter of
                                                transmittal; and

                                            -   any other documents required by
                                                the letter of transmittal.

Guaranteed Delivery Procedures............  If you wish to tender your old notes and you cannot cause the old notes or any other required documents to be transmitted to and received by the exchange agent before
                                            5:00 p.m., New York City time, on the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer--Guaranteed Delivery Procedures."

Special Procedures for Beneficial Owners..  If you are the beneficial owner of old notes that are registered in the name of your broker, dealer, commercial bank, trust company, or other nominee, and you wish to participate in the exchange offer, you should promptly contact the person in whose name your outstanding old notes are registered and instruct that person to tender your old notes on your behalf. See "The Exchange Offer--Procedures for Tendering."

Representations of Tendering Holders......  By tendering old notes pursuant to the exchange offer, you will, in addition to other customary representations, represent to us that you:

                                            -   are acquiring the new notes in
                                                the ordinary course of business;

                                            -   are not engaging in or you do
                                                not intend to engage in a
                                                distribution of the new notes;

                                            -   have no arrangement or
                                                understanding with any person
                                                to participate in a distribution
                                                of the new notes;

                                            -   are not an affiliate of us, or
                                                if you are an affiliate, you
                                                will comply with the
                                                registration and prospectus
                                                delivery requirements of the
                                                Securities Act; and

                                            -   are not a broker-dealer
                                                tendering old notes acquired
                                                directly from us.

Acceptance of Old Notes and Delivery of
   New Notes..............................  Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all old notes that are properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

                                        9



Material United States Federal Income Tax
   Considerations.........................  The exchange of old notes for new notes pursuant to the exchange offer generally will not be a taxable event for United States federal income tax purposes. See "Material
                                            United States Federal Income Tax Considerations."

Appraisal or Dissenters' Rights...........  You will have no appraisal or dissenters' rights in connection with the exchange offer.

Use of Proceeds...........................  We will not receive any proceeds from the issuance of new notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.


                      SUMMARY OF THE TERMS OF THE NEW NOTES

     The terms of the new notes will be identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture. For more complete information about the new notes, see the "Description of New Notes" section of this prospectus.


Issuer....................................  Ceridian Corporation

Aggregate Amount..........................  $450.0 million principal amount of 7.25% Senior Notes due 2004.

Maturity..................................  The new notes will mature on June 1, 2004.

Interest Rate.............................  The new notes will bear interest at the rate of 7.25% per annum.

Interest Payment Dates....................  We will pay interest on the new notes semi-annually on June 1 and December 1, beginning December 1, 1999.

Optional Redemption.......................  We may redeem all or part of the new notes at our option, on at least 30 days'
                                            notice, at the redemption prices stated in "Description of New Notes--Optional
                                            Redemption," plus any accrued and unpaid interest to the date fixed for redemption.

Ranking...................................  The new notes will be general unsecured obligations of ours. The new notes will rank
                                            PARI PASSU in right of payment with all of our other unsubordinated indebtedness and senior in right of payment to all of our future subordinated indebtedness. The new notes will not be guaranteed by any of our subsidiaries. The new notes will effectively be subordinated to (1) any of our secured indebtedness to the extent of the assets securing that

                                        10



                                            indebtedness, and (2) all indebtedness for money borrowed and other liabilities of our subsidiaries. As of June 30, 1999, we had approximately $0.2 million of secured debt, $49.3 million of subsidiary debt and $649.1 million of total consolidated indebtedness.

Certain Covenants.........................  The indenture governing the new notes contains covenants that, among other things, restrict our ability to:

                                            -   incur certain liens;

                                            -   enter into certain affiliate
                                                transactions;

                                            -   merge, consolidate or sell
                                                assets; and

                                            -   engage in sale and leaseback
                                                transactions.

                                            See "Description of New Notes-- Certain Covenants."

Events of Default.........................  The indenture describes the circumstances that constitute events of default with respect to the new notes. See "Description of New Notes--Events of Default."

Use of Proceeds...........................  We will not receive any proceeds from the exchange offer. For a description of the use of proceeds from the offering of the old notes, see "Use of Proceeds."

Form of the New Notes.....................  The new notes will be represented by one or more permanent global securities in registered form deposited with The Bank of New York, as custodian, for the benefit of
                                            The Depository Trust Company. You will not receive notes in registered form unless one of the events set forth under the heading "Description of New Notes--Book-Entry,
                                            Delivery and Form" occurs. Instead, beneficial interests in the new notes will be shown on, and transfers of these interests will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Absence of a Public Market for the
   New Notes..............................  There has been no public market for the old notes, and no active public market for the new notes is currently anticipated. We do not intend to apply for a listing of the new notes on any securities exchange or inclusion in any automated quotation system. We cannot make any assurances regarding the liquidity of the market for the new notes, the ability of holders to sell their new notes or the price at which holders may sell their new notes. See "Plan of Distribution."

Trustee...................................  The Bank of New York is serving as the trustee under the indenture.

                                        11

          SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA

     We derived the following summary historical consolidated statements of operations data and consolidated balance sheet data from both our audited and unaudited consolidated financial statements and related notes. Our consolidated statements of operations data for the six month periods ended June 30, 1999 and 1998 and consolidated balance sheet data at June 30, 1999 include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results for these unaudited periods. The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the full fiscal year 1999.

     Pro forma financial data based on continuing operations for the year ended December 31, 1998 and the six month period ended June 30, 1999, appearing below, include the results of operations of ABR and adjustments to reflect our acquisition of ABR as described in our Current Report on Form 8-K as amended and filed with the SEC on August 20, 1999.

     You should read the summary historical consolidated and pro forma financial data presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements with related notes and other financial information contained or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1998, our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and our Current Report on Form 8-K as filed with the SEC on June 21, 1999, as amended and filed with the SEC on August 20, 1999, which we incorporate by reference in this prospectus. See "Documents Incorporated By Reference."

                                                                                                 SIX MONTHS
                                                  YEARS ENDED DECEMBER 31,                     ENDED JUNE 30,
                                     --------------------------------------------------  --------------------------
                                     PRO FORMA                                        PRO FORMA
                                      1998   1998    1997     1996     1995     1994    1999     1999     1998
                                     ------- ----    ----     ----     ----     ----    ----     ----     ----
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenue............................ $1,245.5 $1,162.1 $1,074.8  $942.6   $823.5   $691.5   $701.7   $643.6   $566.4

Costs and Expenses:
  Cost of revenue..................    598.8    551.5    527.6   456.9    400.2    338.2    327.3    296.1    263.9
  Selling, general and
    administrative.................    352.1    316.0    308.0   285.1    260.4    230.0    206.6    186.1    159.8
  Research and development.........     77.8     77.8     59.6    52.5     38.2     28.5     37.1     37.1     37.7
  Other expense (income) (1).......     15.0     (6.8)   309.3     0.2     32.5     (3.2)     1.7      1.7      1.8
                                     -------    -----  -------   -----   ------    -----   ------    -----    -----
     Total costs and expenses......  1,043.7    938.5  1,204.5   794.7    731.3    593.5    572.7    521.0    463.2
                                     -------    -----  -------   -----   ------    -----   ------    -----    -----
Earnings (loss) before interest        201.8    223.6   (129.7)  147.9     92.2     98.0    129.0    122.6    103.2
  and taxes........................
  Interest income..................     11.1     10.4      2.3     3.0      8.0      8.7      3.3      3.8      5.2
  Interest expense.................    (47.2)    (4.3)   (11.2)   (9.7)   (29.5)   (30.6)   (25.6)    (4.1)    (2.2)
                                     -------    -----  -------   -----   ------    -----   ------    -----    -----
Earnings (loss) before income taxes    165.7    229.7   (138.6)  141.2     70.7     76.1    106.7    122.3    106.2
Income tax provision (benefit) (2).     53.4     65.3   (174.0)    5.7     11.5     11.5     42.8     44.8     39.1
                                     -------    -----  -------   -----   ------    -----   ------    -----    -----
Earnings from continuing operations   $112.3    164.4     35.4   135.5     59.2     64.6   $ 63.9     77.5     67.1
                                     -------                                               ------
                                     -------                                               ------

Discontinued operations:
  Gain on sale (3).................              25.4    386.3      --       --       --                --       --
  Earnings from operations (4).....                --     50.7    46.4     38.3     33.1                --       --
Extraordinary loss.................                --       --      --    (38.9)      --                --       --
                                                -----  -------   -----   ------    -----             -----    -----
Net earnings ......................            $189.8    472.4  $181.9    $58.6    $97.7            $ 77.5   $ 67.1
                                                -----  -------   -----   ------    -----             -----    -----
                                                -----  -------   -----   ------    -----             -----    -----
Basic earnings per share:
  Continuing operations............    $0.78    $1.14    $0.23   $0.90    $0.35    $0.39    $0.44    $0.54    $0.46
  Net earnings.....................             $1.32    $3.01   $1.24    $0.34    $0.64             $0.54    $0.46
Diluted earnings per share:
  Continuing operations............    $0.76    $1.11    $0.22   $0.84    $0.37    $0.41    $0.43    $0.52    $0.45
  Net earnings.....................             $1.29    $2.96   $1.12    $0.37    $0.63             $0.52    $0.45
Shares used in calculations
 (in thousands):
  Basic............................  144,070  144,070  156,835 135,841  132,269  131,650  144,338  144,338  144,521
  Diluted..........................  147,597  147,597  159,481 161,938  159,473  156,021  148,981  148,981  147,930

OTHER FINANCIAL DATA:
EBITDA (5).........................   $296.8   $265.6   $236.3  $201.7   $171.2   $129.2   $175.2   $154.8   $128.1
Ratio of earnings to fixed charges
  (6)..............................    3.74x    15.01x      --   9.04x    3.61x    3.49x    4.35x   13.01x   13.67x
Earnings to fixed charges
  deficiency (6)...................      --        --    $77.1      --      --       --        --       --      --


                                                                                                      DECEMBER
                                                                                         JUNE 30,        31,
                                                                                          1999          1998
                                                                                        ---------     ---------
CONSOLIDATED BALANCE SHEET DATA (7):
Working capital....................................................................    $  187.8         $  197.0
Total assets.......................................................................     2,089.5          1,289.7
Long-term obligations, less current portion........................................       648.9             54.2
Total stockholders' equity.........................................................       760.0            650.6


(1) Includes 1998 unusual gains of $9.2 million related primarily to the sale of land not used in the business, 1997 unusual losses of $307.6 million related to the termination of a software development project, asset write-offs, contract cancellations and certain legal and administrative proceedings involving us, and 1995 pooling expenses of $29.7 million. Pro forma amounts also include ABR unusual losses related to write-offs of $11.0 million of purchased in-process research and development in April 1998 and $13.8 million of software development costs in October 1998.

(2) Includes a 1997 income tax benefit of $175.0 million related to a reduction in the valuation allowance for the future utilization of our remaining net operating losses and other future tax deductions.

(3) Represents gain, adjusted in 1998, from the December 1997 sale of Computing Devices International.

(4) Represents earnings from operations of Computing Devices International prior to its sale.

(5) EBITDA represents income from continuing operations before interest expense and income, income taxes and unusual gains and losses plus depreciation and amortization. EBITDA is included herein because we believe that certain investors find it to be a useful tool for measuring our ability to service our debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of our operating performance or for cash flow as a measure of liquidity. Our determination and presentation of non-GAAP measures of financial performance, such as EBITDA, may not be comparable to similarly titled measures reported by other companies.

(6) The ratio of earnings to fixed charges is computed by dividing fixed charges into income before income taxes plus fixed charges. Fixed charges consist of interest (whether expensed or capitalized), amortization of financing costs and the estimated interest component of rent expense. In 1997, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was $77.1 million.

(7) On June 7, 1999, we purchased 98.3% of the outstanding shares of ABR, which shares had been validly tendered and not withdrawn, and soon completed a series of financing transactions related to the acquisition. The acquired assets and liabilities and the financing transactions are included in our consolidated balance sheet as of June 30, 1999, which appears in this report. Therefore, no pro forma balance sheet is included in this report.

                                     GENERAL

     Our principal executive offices are located at 8100 34th Avenue South, Minneapolis, Minnesota 55425. Our telephone number is (612) 853-8100. Our website address is http://www.ceridian.com. The information in our website is not incorporated by reference.

                                  RISK FACTORS

     THE NEW NOTES, LIKE THE OLD NOTES, ENTAIL RISK. IN DECIDING WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER, YOU SHOULD CONSIDER THE RISKS ASSOCIATED WITH THE NATURE OF OUR BUSINESS AND THE RISK FACTORS RELATING TO THE EXCHANGE OFFER IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE MAKING A DECISION TO EXCHANGE YOUR OLD NOTES FOR NEW NOTES. THE RISK FACTORS DESCRIBED BELOW ARE NOT NECESSARILY EXHAUSTIVE, AND WE ENCOURAGE YOU TO PERFORM YOUR OWN INVESTIGATION WITH RESPECT TO THE NEW NOTES AND OUR COMPANY.

IF YOU FAIL TO EXCHANGE YOUR OLD NOTES, YOU MAY BE UNABLE TO SELL THEM.

     Because we did not register the old notes under the Securities Act or any state securities laws, nor do we intend to after the exchange offer, the old notes may only be transferred in limited circumstances under the securities laws. If the holders of the old notes do not exchange their notes in the exchange offer, they lose their right to have their old notes registered under the Securities Act, subject to certain limitations. A holder of old notes after the exchange offer may be unable to sell its old notes.

THERE IS NO PUBLIC MARKET FOR THE NEW NOTES, SO YOU MAY BE UNABLE TO SELL THEM.

     The new notes are new securities for which there is currently no market. Consequently, the new notes will be relatively illiquid, and you may be unable to sell them. We do not intend to apply for listing of the new notes on any securities exchange or for the inclusion of the new notes in any automated quotation system. Accordingly, we cannot assure you that a liquid market for the new notes will develop.

YOU MUST TENDER THE OLD NOTES IN ACCORDANCE WITH PROPER PROCEDURES IN ORDER TO ENSURE THE EXCHANGE WILL OCCUR.

     The exchange of the old notes for the new notes can only occur if the proper procedures, as detailed in this prospectus, are followed. The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation, a properly completed and executed letter of transmittal (or an agent's message in lieu thereof) and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered will continue to be subject to the existing transfer restrictions. In addition, if you are an affiliate of us or you tender the old notes in the exchange offer in order to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled "The Exchange Offer" and "Plan of Distribution" later in this prospectus.

IF A MARKET DEVELOPS FOR THE NEW NOTES, THE NOTES MIGHT TRADE AT VOLATILE
PRICES.

     If a market develops for the new notes, the notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND MAKE IT MORE DIFFICULT FOR US TO FULFILL OUR OBLIGATIONS UNDER THE NEW NOTES.

     At June 30, 1999, we had $649.1 million of total consolidated indebtedness, $450.0 million of such total consolidated indebtedness is represented by the old notes that are subject to this exchange offer.

     Our indebtedness could have important consequences to you. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;

     - limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow a significant amount of additional funds;

     - limit, along with the financial and other restrictive covenants in our indebtedness, our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - place us at a competitive disadvantage compared to our competitors that have less debt.

     We may be able to incur additional indebtedness in the future which could intensify the risks listed above that we will face. In addition, our Canadian subsidiary is prohibited by its credit agreements from paying any dividends or redeeming its capital stock which limits our ability to upstream cash from our Canadian subsidiary to make payments on the new notes or other non-Canadian indebtedness.

ALTHOUGH YOUR NEW NOTES WILL BE REFERRED TO AS "SENIOR NOTES," THEY WILL EFFECTIVELY BE SUBORDINATED TO OUR SECURED DEBT AND THE DEBT OF OUR SUBSIDIARIES.

     The new notes will be unsecured and therefore will effectively be subordinated to any secured debt we may incur to the extent of the value of the assets securing such debt and to all indebtedness for money borrowed and other liabilities of our subsidiaries. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the new notes. We, and our creditors, may access the assets of our subsidiaries only after adequate provision is made for the payment of our subsidiaries' debts and liabilities. As of June 30, 1999, we had approximately $0.2 million of secured debt, $49.3 million of subsidiary debt and $649.1 million of total consolidated indebtedness.

FAILURE TO SUCCESSFULLY INTEGRATE CERIDIAN BENEFIT SERVICES INTO OUR OPERATIONS COULD HARM OUR BUSINESS.

     On April 30, 1999, we entered into a merger agreement to acquire ABR Information Services, Inc. The transaction was structured as a cash tender offer by one of our wholly owned subsidiaries for all the outstanding voting common stock of ABR at $25.50 per share, net to the sellers in cash, followed by a merger of our wholly owned subsidiary into ABR. The cash tender offer was completed in June 1999, and the merger of our wholly owned subsidiary into ABR, resulting in ABR becoming one of our wholly owned subsidiaries, was completed in July 1999. After the merger, we began to refer to ABR and its subsidiaries under the name "Ceridian Benefit Services." There can be no assurance that the Ceridian Benefit Services' businesses will be integrated successfully into our operations or prove profitable.

WE MAY MAKE ACQUISITIONS THAT COULD SUBJECT US TO A NUMBER OF OPERATIONAL
RISKS.

     We expect that we will continue to make acquisitions of, investments in and strategic alliances with complementary businesses, products and technologies to enable us to add products and services for our core customer base and for adjacent markets, and to expand each of our businesses geographically. However, implementation of this strategy entails a number of risks, including:

     -    inaccurate assessment of undisclosed liabilities;

     -    entry into markets in which we may have limited or no experience;

     -    diversion of management's attention from our core businesses;

     - potential loss of key employees or customers of the acquired businesses;

     -    additional year 2000 compliance efforts;

     - difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies and cost savings; and

     - increase in our indebtedness and a limitation in our ability to access additional capital when needed.

Integration of acquisitions, and obtaining anticipated revenue synergies or cost reductions, are also a risk in many acquisitions.

CHANGES IN GOVERNMENTAL REGULATION REGARDING PAYROLL AND TAX REMITTANCES AND DECREASES IN INTEREST RATES ON INVESTMENT INCOME FROM CUSTOMER DEPOSITS NEGATIVELY AFFECTS OUR REVENUE.

     Our payroll and tax filing business in the United States and Canada derives significant revenue and earnings from the investment of customer deposits temporarily held pending remittance to tax filing authorities or the customer's employees. We accept this investment income in lieu of fees that we would otherwise charge these customers. During 1998, the average yield was 5.81%. Changes in governmental regulation on the timing of remittances may reduce the period of time we are allowed to hold such remittances and may adversely affect our revenue and earnings from this source although we would seek to require customers who permit us to retain earnings on their deposits to pay us the fees we otherwise impose.

     In addition, changes in interest rates will affect our revenue and earnings from this source and are also difficult to predict and could be significant. We have sought to lessen the impact of interest rate decreases by entering into a series of interest rate collar transactions. These interest rate collar transactions provide that if the interest rate we receive on such investments falls below a specified level, the other party must pay us an amount to make up the difference between what we would have received had the rates not fallen below such level and what we actually received. In addition, the transactions provide that if the interest rate we receive on such investments exceeds a specified level, we must pay the other party the amount of such excess. As of June 30, 1999, we had approximately $1.2 billion of such transactions outstanding with six different parties all of which had debt ratings of Aa3/AA-or higher. There can be no assurance as to the terms on which we will be able to obtain collars in the future, or to what extent any decrease in investment income would be offset by the use of such collars.

FAILURE TO RETAIN CUSTOMERS COULD ADVERSELY AFFECT OUR PROFITABILITY AND OPERATING RESULTS.

     Customer retention is an important factor in the amount and predictability of revenue and profits in each of our businesses. Customer retention is dependent on a number of factors, including customer satisfaction, offerings by competitors, our customer service levels, and price. In providing certain services, particularly payroll processing and tax filing services, we incur installation and conversion costs in connection with new customers that must be recovered before the customer relationship provides incremental profit. The longer we are able to retain a customer, the more profitable that customer relationship is likely to be to us.

PROBLEMS OR DELAYS EFFECTING SYSTEM UPGRADES AND CONVERSIONS COULD DISRUPT OR INCREASE OUR COSTS.

     We are in the process of transitioning to new data processing systems and/or software in several of our business units, including systems that process customer data and internal management information systems. The successful implementation of these new systems is critical to the effective delivery of products and services and the efficient operation of our businesses. Problems or delays with the installation or initial operation of the new systems could disrupt or increase costs in connection with the delivery of services and with operations planning, financial reporting and management.

FAILURE TO BE YEAR 2000 COMPLIANT COULD DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our businesses are significantly dependent upon accurate and efficient operation of our computer systems as well as the compliance efforts and readiness of third parties. Although we have tested, remediated or replaced most of our major or key systems, software and products, we continue to test, implement changes and make necessary refinements.

     Our total cumulative year 2000 remediation costs through June 30, 1999 amounted to $31.0 million. We estimate our total remediation costs for all of 1999 to be approximately $18.0 million, $13.3 million of which we spent through June 30, 1999. We have not yet completed our estimate of year 2000 costs for periods after 1999. Although we believe our remediation, replacement and testing efforts will address all of the year 2000 issues for which we are responsible, to the extent these efforts are not successful, additional remediation efforts would be necessary together with additional customer service efforts and expenditures. If third parties fail in their compliance efforts, we could also be impacted and required to provide additional customer service efforts. In such an event, we could incur additional costs and experience a negative impact on revenues.

     The year 2000 remediation of a customer's customized software that facilitates the use of our payroll services is the customer's responsibility and there can be no assurance that their systems will become compliant or the impact that their failure to become compliant would have on our business. As part of our customer service efforts, we are assisting our customers in their remediation efforts. These assistance efforts are expected to continue into the first half of 2000 due to the delay by some of our customers in making their customized software available for remediation. Our costs, and the related amount and percentage of our cost recoveries for these efforts, will be highly dependent on a number of factors, including the extent to which our customers utilize these services, the nature of the required remediation, the cooperation of our customers in making their customized software available for remediation, the timing of these remediation efforts and other alternatives available to our customers.

     See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Year 2000 Matters" from our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 for more information as to our year 2000 efforts, including status, costs, issues, risks and contingency plans, which discussion is incorporated herein by reference.

CONSOLIDATION IN THE RADIO BROADCASTING INDUSTRY MAY NEGATIVELY IMPACT OUR OPERATING RESULTS.

     The recent consolidation in the radio broadcasting industry could put pressure on the pricing of Arbitron's radio ratings service, from which Arbitron derives a substantial majority of its total revenue. While we have experienced some success in offsetting the revenue impact of any concessions by providing ratings to additional stations within a radio group and by providing additional software and other services, there can be no assurance as to the degree to which we will be able to continue to do so.

FAILURE TO INTRODUCE NEW PRODUCTS OR ENHANCEMENTS AND OTHERWISE ADAPT TO CHANGING TECHNOLOGY COULD HARM OUR BUSINESS.

     As a provider of information management and data processing services, we must adapt and respond to technological advances offered by competitors and technological requirements of customers in order to maintain and improve upon our competitive position. We may not develop or release new products and product enhancements within the time frames and at costs which we envisioned. Significant delays, difficulties or added costs in introducing new products or enhancements, either through internal development, acquisitions or cooperative relationships with other companies, could have a material adverse effect on the market acceptance of our products and services and the operating results of our businesses generally.

WE FACE COMPETITION IN THE HRS MARKET FROM OUR COMPETITORS WHO HAVE GREATER FINANCIAL RESOURCES THAN US AND IN ALL OF OUR MARKETS FROM POTENTIAL NEW COMPETITORS.

     Some of our competitors in the HRS market have greater financial resources than us and may as a result be able to take advantage of certain opportunities presented in the market more readily than us. This could materially harm our HRS business and operating results. In addition, new competitors could decide to enter our markets, and thereby intensify the highly competitive conditions that already exist. These new entrants could offer new technologies or a different service model, or could treat the services provided by one of our businesses as one component of a larger product/service offering, thereby enabling them to reduce prices on the component offered by us. Any of these or similar developments could materially harm our business and operating results.

WE MAY INCUR LIABILITY FOR ENVIRONMENTAL MATTERS.

     In the past, we were engaged in certain lines of business that consisted of manufacturing operations, including, for example, computer disk drive and chip manufacturing. These operations used or generated substances or wastes that may be deemed hazardous under applicable environmental laws. As a result, we have incurred, and may in the future incur, liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA") or similar state laws for costs and damages related to spills or other releases of such substances to the environment at sites where such businesses operated, or at off-site locations where hazardous substances were sent for disposal. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for response costs at a site in certain instances. This generally means that each responsible party could be held liable for all costs and damages relating to the cleanup. As a practical matter, however, the costs of cleanup typically are allocated, according to a volumetric or other standard, among the responsible parties. In that regard, we have responded to information requests from the Minnesota Pollution Control Agency relating to a site where former subsidiaries or businesses allegedly sent wastes for disposal. Because we are awaiting response from the Minnesota Pollution Control Agency, we cannot predict our liability, if any, for these matters. In addition, we are aware of several other contaminated sites at which we have incurred and may continue to incur cleanup costs. Based on our past experience with such matters, our established reserves and, in some cases, the availability of indemnification or contribution from other parties, we do not believe such matters will be material to our business and operating results. We cannot assure you, however, that such claims or similar future claims will not be material.

AS A RESULT OF THE ACQUISITION OF CERIDIAN BENEFITS SERVICES, WE FACE POTENTIAL LEGAL LIABILITY AS A PORTABILITY ADMINISTRATOR.

     As a result of the acquisition of Ceridian Benefits Services, we are subject to potential legal liability as a provider of portability compliance services. As a provider of COBRA compliance services, Ceridian Benefits Services is subject to excise taxes for noncompliance with certain provisions of COBRA. Under current federal laws, the maximum amount of such taxes that may be imposed on Ceridian Benefits Services in any taxable year for unintentional violations of COBRA is $2.0 million. In addition to the excise tax liability that may be imposed on Ceridian Benefits Services, substantial excise taxes may be imposed under COBRA on Ceridian Benefits Services' customers. Under Ceridian Benefits Services' service agreements with its customers, Ceridian Benefits Services assumes financial responsibility for the payment of such taxes assessed against its customers arising out of Ceridian Benefits Services' failure to comply with COBRA, unless such taxes are attributable to the customer's failure to comply with COBRA or with the terms of its agreement with Ceridian Benefits Services. In addition to liability for excise taxes for noncompliance with COBRA, Ceridian Benefits Services accepts financial responsibility for certain liabilities incurred by its customers that are attributable to Ceridian Benefits Services' failure to comply with COBRA or to fulfill the terms of its obligations to its customers under its agreements. These liabilities could, in certain cases, be substantial. The imposition of such liability on us as a result of the acquisition of Ceridian Benefits Services in excess of any available insurance coverage could harm our business and adversely affect our operating results.

     As a provider of HIPAA compliance and administration services, Ceridian Benefits Services is subject to ERISA penalties for noncompliance with certain provisions of HIPAA. Under Ceridian Benefits Services' service agreements with its customers, Ceridian Benefits Services assumes financial responsibility for the payment of penalties assessed against its customers arising out of Ceridian Benefits Services' failure to comply with HIPAA, unless such penalties are attributable to the customer's failure to comply with HIPAA or with the terms of its agreement with Ceridian Benefits Services. Under ERISA, employers that are subject to HIPAA are liable for penalties at the rate of $110 per "qualified beneficiary" for each day during which the customer's group healthcare plan is in noncompliance. These liabilities could, in certain cases, be substantial. The imposition of such liability on us as a result of the acquisition of Ceridian Benefits Services in excess of any available insurance coverage could harm our business and adversely affect our operating results.

CHANGES IN GOVERNMENTAL REGULATIONS COULD HARM OUR BUSINESS AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     Changes in governmental regulation, and in particular, the extent and type of benefits that employers are required to or may choose to provide employees, and the amount and type of federal or state taxes, may adversely affect our revenue and earnings. Such changes in governmental regulation are difficult to predict and could be significant.

                              FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate herein by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including:

     -    our financial performance;
     -    our growth in revenue and earnings;
     -    our cash flows from operations;
     -    our ability to refinance and repay indebtedness; and
     - our ability to integrate successfully Ceridian Benefits Services' operations into ours.

     You can identify forward-looking statements by those that are not historical in nature, particularly those that utilize terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including the risk factors described in this prospectus. Such factors may cause our actual results to differ materially from any forward-looking statement.

     Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                 USE OF PROCEEDS

     The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the new notes. The old notes that are surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

     The net proceeds from the issuance and sale of the old notes was approximately $444.6 million (after deduction of initial purchasers' discounts and estimated offering expenses payable by us). We used those net proceeds to repay short-term borrowings we used to finance the acquisition of ABR. At the time of such repayment, such borrowings bore interest at a weighted-average rate of approximately 5.63% per annum.

                                 CAPITALIZATION

     The following table sets forth our capitalization on an actual basis as of June 30, 1999. This table should be read together with the consolidated financial statements and notes incorporated by reference into this prospectus.

                                                                                                   JUNE 30, 1999
                                                                                               -----------------------
                                                                                                   (IN MILLIONS)
Short-term debt and current portion of long-term obligations............................                        $ 0.2
                                                                                                 --------------------
                                                                                                 --------------------
Long-term debt:
  Long-term obligations, less current portion...........................................                        198.9
  Notes.................................................................................                        450.0
                                                                                                 --------------------
     Total long-term obligations, excluding current portion.............................                        648.9
                                                                                                 --------------------

Stockholders' equity:
  Common stock, $.50 par value; 500,000,000 authorized shares
     161,685,596 shares issued and 144,725,633 shares outstanding.......................                     $   80.8
  Additional paid-in capital............................................................                      1,116.4
  Accumulated deficit...................................................................                       (59.3)
  Treasury common stock, at cost, 16,959,963 shares.....................................                      (364.7)
  Accumulated other comprehensive income................................................                       (13.2)
                                                                                                 --------------------
     Total stockholders' equity.........................................................                       $760.0
                                                                                                 --------------------

                Total capitalization....................................................                     $1,408.9
                                                                                                 --------------------
                                                                                                 --------------------

          SELECTED HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA

     We derived the selected historical consolidated statements of operations data for each of the years in the five-year period ended December 31, 1998 and consolidated balance sheet data as of December 31, 1998 from our consolidated financial statements which have been audited by KPMG LLP, independent auditors. The consolidated statements of operations data for the six month periods ended June 30, 1999 and 1998 and consolidated balance sheet data at June 30, 1999 include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results for these unaudited periods. The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the full fiscal year 1999.

     Pro forma financial data based on continuing operations for the year ended December 31, 1998 and the six month period ended June 30, 1999, appearing below, include the results of operations of ABR and adjustments to reflect our acquisition of ABR as described in our Current Report on Form 8-K as amended and filed with the SEC on August 20, 1999.

     You should read the selected consolidated financial data presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements with related notes and other financial information contained or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1998, our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and our Current Report on Form 8-K as filed with the SEC on June 21, 1999, as amended and filed with the SEC on August 20, 1999, which we incorporate by reference in this prospectus. See "Documents Incorporated By Reference."

                                                                                                 SIX MONTHS
                                                  YEARS ENDED DECEMBER 31,                     ENDED JUNE 30,
                                   ----------------------------------------------------  ---------------------------
                                   PRO FORMA                                             PRO FORMA
                                     1998      1998    1997      1996     1995     1994     1999      1999      1998
                                    -------    ----    ----      ----     ----     ----     ----      ----      ----
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenue............................$1,245.5 $1,162.1  $1,074.8   $942.6   $823.5   $691.5   $701.7   $643.6   $566.4
Costs and Expenses:
  Cost of revenue..................   598.8    551.5     527.6    456.9    400.2    338.2    327.3    296.1    263.9
  Selling, general and
    administrative.................   352.1    316.0     308.0    285.1    260.4    230.0    206.6    186.1    159.8
  Research and development.........    77.8     77.8      59.6     52.5     38.2     28.5     37.1     37.1     37.7
  Other expense (income) (1).......    15.0     (6.8)    309.3      0.2     32.5     (3.2)     1.7      1.7      1.8
                                     -------    -----  -------    -----   ------    -----   ------    -----    -----
     Total costs and expenses......  1,043.7   938.5   1,204.5    794.7    731.3    593.5    572.7    521.0    463.2
                                     -------    -----  -------    -----   ------    -----   ------    -----    -----
Earnings (loss) before interest
and taxes..........................   201.8    223.6    (129.7)   147.9     92.2     98.0    129.0    122.6    103.2
  Interest income..................    11.1     10.4       2.3      3.0      8.0      8.7      3.3      3.8      5.2
  Interest expense.................   (47.2)    (4.3)    (11.2)    (9.7)   (29.5)   (30.6)   (25.6)    (4.1)    (2.2)
                                     -------    -----  -------    -----   ------    -----   ------    -----    -----
Earnings (loss) before income taxes   165.7    229.7    (138.6)   141.2     70.7     76.1    106.7    122.3    106.2
Income tax provision (benefit) (2).    53.4     65.3    (174.0)     5.7     11.5     11.5     42.8     44.8     39.1
                                     -------    -----  -------    -----   ------    -----   ------    -----    -----
Earnings from continuing operations  $112.3    164.4      35.4    135.5     59.2     64.6   $ 63.9     77.5     67.1
                                     -------                                                ------
                                     -------                                                ------
Discontinued operations:
  Gain on sale (3).................             25.4     386.3       --       --       --                --       --
  Earnings from operations (4).....               --      50.7     46.4     38.3     33.1                --       --
Extraordinary loss.................               --        --       --    (38.9)      --                --       --
                                                -----  -------    -----   ------    -----             -----    -----

Net earnings ......................           $189.8    $472.4   $181.9    $58.6    $97.7            $ 77.5   $ 67.1
                                                -----  -------    -----   ------    -----             -----    -----
                                                -----  -------    -----   ------    -----             -----    -----
Basic earnings per share:
  Continuing operations............   $0.78    $1.14     $0.23    $0.90    $0.35    $0.39    $0.44    $0.54    $0.46
  Net earnings.....................            $1.32     $3.01    $1.24    $0.34    $0.64             $0.54    $0.46
Diluted earnings per share:
  Continuing operations............   $0.76    $1.11     $0.22    $0.84    $0.37    $0.41    $0.43    $0.52    $0.45
  Net earnings.....................            $1.29     $2.96    $1.12    $0.37    $0.63             $0.52    $0.45
Shares used in calculations
  (in thousands):
  Basic............................  144,070 144,070   156,835  135,841  132,269  131,650  144,338  144,338  144,521
  Diluted..........................  147,597 147,597   159,481  161,938  159,473  156,021  148,981  148,981  147,930
OTHER FINANCIAL DATA:
EBITDA (5).........................  $296.8   $265.6    $236.3   $201.7   $171.2  $129.2    $175.2   $154.8   $128.1
Ratio of earnings to fixed charges
     (6)...........................  3.74x   15.01x        --    9.04x    3.61x   3.49x     4.35x   13.01x   13.67x
Earnings to fixed charges
     deficiency (6)................     --        --     $77.1       --      --       --        --       --      --



                                                                                         JUNE 30,     DECEMBER 31,
                                                                                          1999            1998
                                                                                        --------      -----------
CONSOLIDATED BALANCE SHEET DATA(7):
Working capital....................................................................     $ 187.8            $197.0
Total assets.......................................................................     2,089.5           1,289.7
Long-term obligations, less current portion........................................       648.9              54.2
Total stockholders' equity.........................................................       760.0             650.6


(1) Includes 1998 unusual gains of $9.2 million related primarily to the sale of land not used in the business, 1997 unusual losses of $307.6 million related to the termination of a software development project, asset write-offs, contract cancellations and certain legal and administrative proceedings involving us and 1995 pooling expenses of $29.7 million. Pro forma amounts also include ABR unusual losses related to write-offs of $11.0 million of purchased in-process research and development in April 1998 and $13.8 million of software development costs in October 1998.

(2) Includes a 1997 income tax benefit of $175.0 million related to a reduction in the valuation allowance for the future utilization of our remaining net operating losses and other future tax deductions.

(3) Represents gain, adjusted in 1998, from the December 1997 sale of Computing Devices International.

(4) Represents earnings from operations of Computing Devices International prior to its sale.

(5) EBITDA represents income from continuing operations before interest expense and income, income taxes and unusual gains and losses plus depreciation and amortization. EBITDA is included herein because we believe that certain investors find it to be a useful tool for measuring our ability to service our debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of our operating performance or for cash flow as a measure of liquidity. Our determination and presentation of non-GAAP measures of financial performance, such as EBITDA, may not be comparable to similarly titled measures reported by other companies.

(6) The ratio of earnings to fixed charges is computed by dividing fixed charges into income before income taxes plus fixed charges. Fixed charges consist of interest (whether expensed or capitalized), amortization of financing costs and the estimated interest component of rent expense. In 1997, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was $77.1 million.

(7) On June 7, 1999, we purchased 98.3% of the outstanding shares of ABR, which shares had been validly tendered and not withdrawn, and soon completed a series of financing transactions related to the acquisition. The acquired assets and liabilities and the financing transactions are included in our consolidated balance sheet as of June 30, 1999, which appears in this report. Therefore, no pro forma balance sheet is included in this report.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     We initially sold the old notes in a private offering on June 10, 1999 to Banc of America Securities LLC, Chase Securities Inc., BNY Capital Markets, Inc., TD Securities (USA) Inc. and U.S. Bancorp Piper Jaffray Inc. pursuant to a purchase agreement dated June 8, 1999 between us and them. These initial purchasers of the old notes resold them to qualified institutional buyers in reliance on, and subject to the restrictions imposed under, Rule 144A under the Securities Act. As of the date of this prospectus, $450.0 million aggregate principal amount of old notes are outstanding.

     In connection with the private offering of the old notes, we entered into a registration rights agreement dated June 10, 1999, with the initial purchasers, in which we agreed, among other things, to:

         (1) file with the SEC on or before October 8, 1999 an exchange offer registration statement under the Securities Act relating to an exchange offer for the old notes;

         (2) use our reasonable best efforts to cause such exchange offer registration statement to be declared effective under the Securities Act on or before January 6, 2000;

         (3) upon the effectiveness of the registration statement, commence the exchange offer and offer the holders of the old notes the opportunity to exchange their old notes for a like principal amount of new notes and to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date on which notice of the exchange offer is mailed to the holders of the old notes; and

         (4) use our reasonable best efforts to complete the exchange offer and issue the new notes on or prior to the date that is 35 days immediately following the date that the exchange offer registration statement shall have been declared effective by the SEC.

     We are making the exchange offer to satisfy our obligations and your registration rights under the registration rights agreement. If any of the events described under (1), (2) or (4) above do not occur within the time period required, we must pay you, as a holder of outstanding old notes, additional interest at a rate of 0.5% per annum for the first 90-day period immediately following any such failure. The additional interest rate shall be further increased by an additional 0.5% per annum after the end of such period until all registration defaults have been cured, up to a maximum additional interest rate of 1% per annum. Upon filing of the exchange offer registration statement after October 8, 1999, the declaration of the effectiveness of the exchange offer registration statement after January 6, 2000, or the consummation of the exchange offer after the date that is 35 days immediately following the date that the exchange offer registration statement shall have been declared effective by the SEC, as applicable, any such increase in the interest rate will cease to be effective.

EFFECT OF THE EXCHANGE OFFER

     Based on several no-action letters issued by the staff of the SEC to third parties in unrelated transactions, we believe that you may offer for resale, resell or otherwise transfer any new notes issued to you in the exchange offer without further registration under the Securities Act or delivery of a prospectus if you:

     -    are acquiring the new notes in the ordinary course of your business;

     - are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes;

     - are not an affiliate of us as defined in Rule 405 under the Securities Act; and

     -    are not a broker-dealer who acquired old notes from us.

     If you do not satisfy these criteria:

     - you will not be able to rely on the interpretations of the staff of the SEC in connection with any offer for resale, resale or other transfer of new notes; and

     - you must comply with the registration and prospectus delivery requirements of the Securities Act, or have an exemption available to you, in connection with any offer for resale, resale or other transfer of the new notes.

     Each broker-dealer that receives new notes for its own account in exchange for old notes it acquired as a result of market-making or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of its new notes. This will not be an admission by the broker-dealer that it is an underwriter within the meaning of the Securities Act. See "Plan of Distribution."

SHELF REGISTRATION STATEMENT

     In the event that (1) we reasonably determine that changes in law or the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer; (2) the exchange offer is not consummated on or before February 10, 2000; or (3) upon the request of any initial purchaser with respect to any old notes held by it, if such initial purchaser is not permitted pursuant to applicable law or applicable interpretations of the staff of the SEC to participate in the exchange offer and thereby receive new notes, we have agreed that we will promptly notify the holders of the old notes and will, at our cost,

     - cause to be filed with the SEC a shelf registration statement relating to a shelf registration of the old notes covering resales of the old notes,

     - use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act as soon as practicable, and

     - use our reasonable best efforts to keep effective the shelf registration statement until June 10, 2001 or until all old notes eligible to be sold thereunder have been so sold or cease to be outstanding.

We will provide to each relevant holder of the old notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the relevant old notes. A holder of old notes that sells its old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations). In addition, a holder of old notes will be required to deliver information to be used in connection with the shelf registration statement in order to have such holder's notes included in the shelf registration statement.

     In the event the shelf registration statement is not declared effective (or shall thereafter cease to be effective, subject to certain exceptions, prior to the earlier of June 10, 2001 and the date on which all transfer restricted old notes have been sold thereunder) on or prior to the later of February 10, 2000 and the 60th calendar day after the publication of the change in law or interpretation, we must pay you as a holder of outstanding old notes, additional interest at a rate of 0.5% per annum, for the first 90-day period immediately following any such registration default. The additional interest rate shall be further increased by an additional 0.5% per annum after the end of such period until all registration defaults have been cured, up to a maximum additional interest rate of 1% per annum. Upon the effectiveness of the shelf registration statement after February 10, 2000 or the 60th calendar day after the publication of the change in law or interpretation, as applicable, any such increase in the interest rate will cease to be effective. Any increases in the interest rate pursuant to this paragraph or due to a failure by us to meet the registration requirements discussed earlier in this prospectus in connection with the exchange offer registration statement is referred to in this prospectus as "Liquidated Damages."

     The foregoing is a summary description of certain material provisions of the registration rights agreement. Because it is a summary, it does not include all of the information that is included in the registration rights agreement. We encourage you to read the entire text of the registration rights agreement carefully because it, and not this description, defines your rights as a holder of the old notes. The registration rights agreement is included as an exhibit to this registration statement. You may request a copy of the registration rights agreement at our address set forth under "Documents Incorporated by Reference."

TERMS OF THE EXCHANGE OFFER

     - We will accept all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. You should read "--Expiration Date; Extensions; Amendments" below for an explanation of how the expiration date may be amended.

     - We will issue and deliver $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may exchange some or all of their old notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

     - By tendering old notes in exchange for new notes and by signing the letter of transmittal (or delivering an agent's message in lieu thereof), you will be representing that, among other things:

            (1) any new notes to be received by you will be acquired in the ordinary course of your business;

            (2) you have no arrangement or understanding with any person to participate in the distribution of the new notes;

            (3) you are not an affiliate (as defined in Rule 405 under the Securities Act) of us, or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

            (4) you are not a broker-dealer who acquired old notes directly from us.

     - The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the indenture governing the old notes.

     - In connection with the exchange offer, holders of the old notes do not have any appraisal or dissenters' rights under law or the indenture governing the old notes.

     - We are sending this prospectus and the letter of transmittal to all registered holders of old notes as of the close of business on September 20, 1999.

     - We are not conditioning the exchange offer upon the tender of any minimum amount of old notes.

     - We have provided for customary conditions, which we may waive in our discretion. See "--Conditions of the Exchange Offer."

     - We may accept tendered old notes by giving oral (promptly confirmed in writing) or written notice to the exchange agent. The exchange agent will act as your agent for the purpose of receiving the new notes from us and delivering them to you.

     - You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses in connection with the exchange offer other than taxes specified under "--Transfer Taxes."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on October 20,1999, unless we, in our sole discretion, extend it. We may extend the exchange offer at any time and from time to time by giving oral (promptly confirmed in writing) or written notice to the exchange agent and by making a public announcement of the extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We may also accept all properly tendered old notes as of the expiration date and extend the expiration date in respect of the remaining outstanding old notes. We may, in our sole discretion,

     -    amend the terms of the exchange offer in any manner;

     - delay acceptance of, or refuse to accept, any old notes not previously accepted;

     -    extend the exchange offer; or

     -    terminate the exchange offer.

     We will give prompt notice of any amendment to the registered holders of the old notes. If we materially amend the exchange offer, we will promptly disclose the amendment in a manner reasonably calculated to inform you of the amendment and we will extend the exchange offer to the extent required by law.

PROCEDURES FOR TENDERING

     Only a holder of old notes may tender them in the exchange offer. For purposes of the exchange offer, the term "holder" or "registered holder" includes any participant in The Depository Trust Company whose name appears on a security position listing as a holder of old notes.

     To tender in the exchange offer, you must cause the following to be transmitted to and received by the exchange agent no later than 5:00 p.m., New York City time, on the expiration date:

     - a confirmation of the book-entry transfer of the tendered old notes into the exchange agent's account at The Depository Trust Company;

     - a properly completed and duly executed letter of transmittal in the form accompanying this prospectus (with any required signature guarantees) or, at the option of the tendering holder in the case of a book-entry tender, an agent's message in lieu of such letter of transmittal; and

     -    any other documents required by the letter of transmittal.

     If you wish to tender your old notes and you cannot cause the old notes or any other required documents to be transmitted to and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in this section under the heading "--Guaranteed Delivery Procedures."

     Any beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee who wishes to participate in the exchange offer should promptly contact the person through which it beneficially owns such old notes and instruct that person to tender old notes on behalf of such beneficial owner. See "Instructions Forming Part of the Terms and Conditions of the Exchange Offer" included with the letter of transmittal. If the beneficial owner wishes to tender on his or her own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such beneficial owner's old notes, either make appropriate arrangements to register ownership of the old notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     The tender by a holder of old notes will constitute an agreement between such holder, us and the exchange agent in accordance with the terms and subject to the conditions specified in this prospectus and in the letter of transmittal. If a holder tenders less than all the old notes held, the holder should fill in the amount of old notes being tendered in the appropriate box on the letter of transmittal. The exchange agent will deem the entire amount of old notes delivered to it to have been tendered unless the holder has indicated otherwise.

     The method of delivery of the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE DELIVERY TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. DO NOT SEND YOUR LETTER OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS TO US.

SIGNATURE REQUIREMENTS AND SIGNATURE GUARANTEE

     You must arrange for an "eligible institution" to guarantee your signature on the letter of transmittal or a notice of withdrawal, unless the old notes are tendered:

     -    by a registered holder of such old notes; or
     -    for the account of an eligible guarantor institution.

The following are "eligible institutions":

     - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

     - a commercial bank or trust company having an office or correspondent in the United States; or

     - an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act.

     If a letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power and signed by the registered holder as the registered holder's name appears on the old notes.

     If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, sign or endorse any required documents, they should so indicate when signing, and unless waived by us, submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request promptly after the date of this prospectus to establish an account with respect to the old notes. Subject to the establishment of the account, any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of old notes by causing The Depository Trust Company to transfer them into the exchange agent's account with respect to the old notes. However, the exchange agent will only exchange the old notes so tendered after a timely confirmation of their book-entry transfer into the exchange agent's account, and timely receipt of an agent's message and any other documents required by the letter of transmittal.

     The term "agent's message" means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

     - The Depository Trust Company has received an express acknowledgment from a participant tendering old notes stating the aggregate principal amount of old notes which have been tendered by such participant;

     - the participant has received the letter of transmittal and agrees to be bound by its terms; and

     -    we may enforce such agreement against the participant.

     Although you may effect delivery of old notes through The Depository Trust Company into the exchange agent's account at The Depository Trust Company, you must provide the exchange agent a completed and executed letter of transmittal with any required signature guarantee (or an agent's message in lieu thereof) and all other required documents prior to the expiration date. If you comply with the guaranteed delivery procedures described below, you must provide the letter of transmittal (or an agent's message in lieu thereof) to the exchange agent within the time period provided. DELIVERY OF DOCUMENTS TO THE DEPOSITORY TRUST COMPANY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your old notes and (1) you cannot deliver the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) you cannot complete the procedure for book-entry transfer on a timely basis, you may instead effect a tender if:

     -    you make the tender through an eligible guarantor institution;

     - prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmittal, mail or hand delivery) specifying the name and address of the holder and the principal amount of such old notes tendered, stating that the tender is being made, and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the old notes being tendered, a properly completed and duly executed letter of transmittal or a confirmation of a book-entry transfer into the exchange agent's account at The Depository Trust Company and an agent's message and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

     - the exchange agent receives such old notes and letter of transmittal or confirmation of a book-entry transfer into its account at The Depository Trust Company and an agent's message and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw tendered old notes at any time before 5:00 p.m., New York City time, on the expiration date. To do so, you must provide the exchange agent with a written or facsimile transmission notice of withdrawal before 5:00 p.m., New York City time, on the expiration date.

     Any notice of withdrawal must:

     - identify the old notes to be withdrawn (including the principal amount of the old notes and the name and number of the account at The Depository Trust Company to be credited); and

     - be signed by you in the same manner as the original signature on your letter of transmittal (including any required signature guarantee) or be accompanied by documents of transfer sufficient to permit the registrar to register the transfer of the withdrawn old notes into your name.

     We will determine all questions as to the validity, form and eligibility (including time of receipt) of all withdrawal notices. Our determination shall be final and binding on all parties. We will not deem any old notes so withdrawn to be validly tendered for purposes of the exchange offer and will not issue new notes with respect to them unless the holder of the old notes so withdrawn validly retenders them. You may retender withdrawn old notes by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.

DETERMINATION OF VALIDITY

     We will determine all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered old notes in our sole discretion. Our determination will be final and binding. We may reject any and all old notes which are not properly tendered or any old notes of which our acceptance would, in the opinion of our counsel, be unlawful. We also may waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of old notes within such time as we shall determine.

     Although we intend to notify tendering holders of defects or irregularities with respect to tenders of old notes, neither we nor anyone else has any duty to do so. Neither we nor anyone else shall incur any liability for failure to give such notification. Your old notes will not be deemed tendered until you have cured or we have waived any irregularities. As soon as practicable following the expiration date, the exchange agent will return any old notes that we reject due to improper tender or otherwise unless you cured all defects or irregularities or we waive them.

     We reserve the right in our sole discretion:

     - to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date;

     - to terminate the exchange offer, as set forth in "--Conditions of the Exchange Offer"; and

     - to the extent permitted by applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

     The terms of any such purchases or offers may differ from the terms of the exchange offer.

CONDITIONS OF THE EXCHANGE OFFER

     We will not be required to accept for exchange, or to issue new notes for, any old notes, and we may terminate or amend the exchange offer before the acceptance of old notes if, in our judgment, any of the following conditions has occurred or exists or has not been satisfied:

     - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries;

     - any change, or any development involving a prospective change, in our business or financial affairs or of any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

     - there shall have been proposed, adopted or enacted any law, statute, rule or regulation (or an amendment to any existing law, statute, rule or regulation) which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to us;

     - there shall occur a change in the current interpretation by the staff of the SEC which permits the new notes issued pursuant to the exchange offer in exchange for the old notes to be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act provided that: (1) such new notes are acquired in the ordinary course of such holders' business; (2) such holders are not engaging in and do not intend to engage in a distribution of the new notes and have no arrangement or understanding with any person to participate in the distribution of such new notes; (3) such holders are not affiliates of us within the meaning of Rule 405 under the Securities Act; and (4) such holders are not broker-dealers that acquired the old notes directly from us.

     -    there shall have occurred:

          (1) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market (whether or not mandatory);

          (2) any limitation by any governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer;

          (3) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

          (4) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

          (5) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States; or

          (6) in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof.

     The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be deemed a waiver of such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

     - refuse to accept any old notes and return any old notes that have been tendered to the tendering holders;

     - extend the exchange offer and retain all old notes tendered prior to the expiration date of the exchange offer, subject to the rights of the holders of the tendered old notes to withdraw such old notes; or

     - waive such termination event with respect to the exchange offer and accept the properly tendered old notes that have not been withdrawn.

     If we determine that such waiver constitutes a material change in the exchange offer, we will promptly disclose such change in a manner reasonably calculated to inform the holders of such change and we will extend the exchange offer to the extent required by law.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes that have been validly tendered and not withdrawn, and will issue the applicable new notes in exchange for such old notes promptly after our acceptance of such old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes for exchange when, as, and if we have given written notice of such acceptance to the exchange agent.

     For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note. The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from June 10, 1999. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 10, 1999. Old notes accepted for exchange will cease to accrue interest from and after the date on which they are accepted for exchange. Holders whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date if the record date occurs on or after date on which they are accepted for exchange and will be deemed to have waived their rights to receive the accrued interest on the old notes.

     If any tendered old notes are not accepted for any reason or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes or, if the old notes were tendered by book-entry transfer, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the return of such old notes will be effected promptly after the expiration or termination of the exchange offer.

EXCHANGE AGENT

     We have appointed The Bank of New York as the exchange agent for the exchange offer. The Bank of New York also acts as trustee under the indenture. You should send all executed letters of transmittal to the exchange agent and direct all communications with the exchange agent, including requests for assistance or for additional copies of this prospectus or of the letter of transmittal as follows:

                    DELIVERY TO: THE BANK OF NEW YORK, EXCHANGE AGENT

            By Mail:                      By Hand or Overnight Courier:

      The Bank of New York                     The Bank of New York
       101 Barclay Street                       101 Barclay Street
            Floor 7E               Corporate Trust Services Ground Level Window
       New York, NY 10286                       New York, NY 10286
     Attn: Noriko Miyazaki,                    Attn: Noriko Miyazaki,
     Reorganization Section                    Reorganization Section
   (Registered or Certified
       Mail Recommended)

                             Facsimile Transmissions
                           (Eligible Institutions Only):
                                 (212) 815-4699

                To Confirm by Telephone or for Information Call:
                                 (212) 815-6333


     IF YOU DELIVER THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMIT INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, SUCH DELIVERY OR INSTRUCTIONS WILL NOT BE EFFECTIVE.

FEES AND EXPENSES

     We will bear all expenses of the exchange offer. We are making the principal solicitation pursuant to the exchange offer by mail. Our officers and employees and our affiliates may also make solicitations in person, by telegraph, telephone or facsimile transmission.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse its reasonable out-of-pocket costs and expenses and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

TRANSFER TAXES

     We will pay any transfer taxes applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any of these transfer taxes (whether imposed on the registered holder thereof or any other person) will be payable by the tendering holder.

     For example, the tendering holder will pay transfer taxes, if:

     - new notes for principal amounts not tendered, or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered; or

     - tendered old notes are registered in the name of any person other than the person signing the letter of transmittal.

     If you do not submit satisfactory evidence of payment of taxes for which you are liable or exemption from them with your letter of transmittal, we will bill you for the amount of these transfer taxes directly.

ACCOUNTING TREATMENT

     We will record the new notes at the same carrying value as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will capitalize the expenses of the exchange offer for accounting purposes. We will classify these expenses as prepaid expenses and include them in other assets on our balance sheet. We will amortize these expenses on a straight line basis over the life of the new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

     Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes. The old notes were originally issued in a transaction exempt from registration under the Securities Act, and may be offered, sold, pledged, or otherwise transferred only:

     - in the United States to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act);

     - outside the United States in an offshore transaction in accordance with Rule 904 under the Securities Act;

     - pursuant to an exemption from registration under the Securities Act provided by Rule 144, if available; or

     -    pursuant to an effective registration statement under the Securities
          Act.

     The offer, sale, pledge or other transfer of old notes must also be made in accordance with any applicable securities laws of any state of the United States, and the seller must notify any purchaser of the old notes of the restrictions on transfer described above. We do not currently anticipate that we will register the old notes under the Securities Act.

APPRAISAL OR DISSENTERS' RIGHTS

     Holders of the old notes will not have appraisal or dissenters' rights in connection with the exchange offer.

                            DESCRIPTION OF NEW NOTES

GENERAL

     The new notes will be issued by us pursuant to the indenture, dated as of June 10, 1999, between us and The Bank of New York, as trustee (the "Trustee"). The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the "TIA").

     Capitalized terms used in this prospectus but not defined herein will have the meanings assigned to such terms in the indenture. The following is a summary description of certain material provisions of the indenture. Because it is a summary, it does not include all of the information that is included in the indenture. You should read the indenture carefully and in its entirety because it, and not this description, defines your rights as a holder of the new notes. You may request a copy of the indenture at our address set forth under "Documents Incorporated By Reference."

     The new notes will mature on June 1, 2004 (the "Stated Maturity Date"). The new notes will be our general unsecured obligations and will rank PARI PASSU in right of payment with all of our other unsubordinated indebtedness and will rank senior in right of payment to all of our subordinated indebtedness. Our secured indebtedness, to the extent of such security, and all indebtedness and other obligations (including trade payables) of our Subsidiaries will be effectively senior to the new notes. As of June 30, 1999, we had approximately $49.3 million of subsidiary debt and $649.1 million of total indebtedness. The new notes will be issued in denominations of $1,000 and integral multiples thereof. All payments on the new notes will be made in U.S. dollars.

INTEREST AND INTEREST PAYMENT DATES

     The new notes will bear interest at 7.25% per annum of the principal amount then outstanding from June 10, 1999, payable semi-annually on June 1 and December 1 of each year (each, an "Interest Payment Date"), commencing December 1, 1999, to the persons in whose name the new notes are registered at the close of business on the preceding May 15 and November 15, respectively (whether or not a Business Day) (each, a "Regular Record Date"); provided, however, that interest payable on the Stated Maturity Date will be paid to the person to whom principal is payable. The interest rate on the new notes is subject to increase in certain circumstances if the registration statement of which this prospectus is a part is not declared effective on a timely basis or if certain other conditions are not satisfied, all as further described under "Exchange Offer--Purpose of Exchange Offer."

     Interest payments will be in the amount of interest accrued from and including the next preceding Interest Payment Date (or from and including June 10, 1999 if no interest has been paid or duly provided for with respect to the new notes) to but excluding the relevant Interest Payment Date or Stated Maturity Date, as the case may be. Interest on the new notes will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means any day that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

OPTIONAL REDEMPTION

     We will have the right to redeem the new notes, in whole or in part, at any time and from time to time, subject to the receipt of any consent required under the terms of any of our indebtedness which may be outstanding from time to time, upon not less than 30 nor more than 60 days notice, at a redemption price equal to the sum of (1) 100% of the principal amount of the new notes being redeemed, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, and (2) the Make-Whole
Amount, if any, with respect to such notes.

     The term "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption of any new notes, the excess, if any, of (1) the sum, as determined by a Quotation Agent of the present values of the principal amount of such notes, together with scheduled payments of interest from the redemption date to the stated maturity of the new notes, in each case discounted to the redemption date on a semi-annual basis, which assumes a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate over (2) 100% of the principal amount of the new notes to be redeemed.

     The term "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue, which is expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date, calculated on the third business day preceding the redemption date, plus in each case 25 basis points.

     The term "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the stated maturity of the new notes that would be utilized, at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes.

     The term "QUOTATION AGENT" means the Reference Treasury Dealer appointed by us.

     The term "REFERENCE TREASURY DEALER" means: (1) Banc of America Securities LLC and its respective successors and two additional Primary Treasury Dealers selected by us; PROVIDED, HOWEVER, that if any of the foregoing cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

     The term "COMPARABLE TREASURY PRICE" means, with respect to any redemption date: (1) the average of the bid and asked prices for the Comparable Treasury Issue, which is expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as set forth in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities;" or (2) if such release is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

     The term "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue, which is expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such quotation agent at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the new notes called for redemption.

     In the case of any partial redemption, the Trustee will select notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the new notes are listed or, if not listed, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate. However, the new notes to be redeemed shall be equal to at least $1,000 or any multiple thereof. If any new note is to be redeemed in part, the notice of redemption relating to the new note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the Holder upon cancellation of the original note.

MANDATORY REDEMPTION

     We will not be required to make any mandatory sinking fund payments with regard to the new notes.

PAYMENT AND PAYMENT AGENTS

     Principal of and any interest or Liquidated Damages on the new notes will be payable, subject to any applicable laws and regulations, at the offices of such paying agents as we may designate from time to time pursuant to the indenture ("Paying Agents"), except that, at our option, payment of any interest or Liquidated Damages may be made by check mailed to the address of the person entitled thereto as such address appears in the Security Register.

     We have designated the Corporate Trust Office of the Trustee in New York, New York as the Paying Agent and as the place where the new notes may be presented for payment. We may at any time designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment.

     Notwithstanding the foregoing, payment of principal and any interest or Liquidated Damages on Book-Entry Securities will be made in accordance with the arrangements from time to time in place between the Paying Agent and the Depository or its nominee as holder. See "--Book-Entry, Delivery and Form."

     Any payment due on any day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day, with the same force and effect as if made on the due date, and no interest or Liquidated Damages will be payable on the date of payment for the period from and after the due date.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the new notes to be sold as set forth herein will initially be issued in the form of registered global notes (the "Global Notes"), each of which will be deposited on the issue date with, or on behalf of, the Depository and registered in the name of Cede & Co. (the Depository's nominee). The following are summaries of certain rules and operating procedures of the Depository which affect the Global Notes.

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


     The new notes that are issued as described under "--Certificated Securities," will be issued in registered form (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities will, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Notes representing the principal amount of new notes being transferred.

     The Depository has advised us that it is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

     We expect that pursuant to procedures established by the Depository (1) upon deposit of the Global Notes, the Depository will credit the accounts of Participants with an interest in the Global Notes, and (2) ownership of the new notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer new notes will be limited to such extent.

     So long as the Depository or its nominee is the registered owner of any Global Notes, the Depository or its nominee, as the case may be, will be considered the sole owner of such outstanding new notes. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have new notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or Holders thereof under the indenture for any purpose. As a result, the ability of a person having a beneficial interest in new notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depository's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such person is not a Participant or an Indirect Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under such Global Note or the indenture.

     Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of new notes by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such new notes.

     Payments in respect of the principal of, premium and Liquidated Damages, if any, and interest on any new notes registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of such Holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the Trustee may treat the persons in whose names the new notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the Trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of new notes (including principal, premium and Liquidated Damages, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository's Participants and the Depository's Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practice and will be the responsibility of the Depository's Participants or the Depository's Indirect Participants.

CERTIFICATED SECURITIES

     If (1) we notify the Trustee in writing that the Depository is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the new notes in definitive form under the indenture, then, upon surrender by the Holder of the Global Note, notes in such form will be issued to each person that the Holder of the Global Note and the Depository identify as the beneficial owner of the new notes. In addition, subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for new notes in definitive form. Upon any such issuance, the Trustee is required to register such new notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such new notes will be issued in fully registered form.

     Neither we nor the Trustee shall be liable for any delay by the Holder of the Global Note or the Depository in identifying the beneficial owners of the related securities, and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Holder of the Global Note or the Depository for all purposes.

CERTAIN COVENANTS

     The indenture contains, among others, the following covenants:

     LIMITATION ON LIENS. So long as any of the new notes remain outstanding, we will not, and will not permit any of our Subsidiaries to, create or assume any Indebtedness which is secured by a Lien, other than Permitted Liens, of or upon any of our assets or those of our Subsidiaries, whether now owned or hereafter acquired, without equally and ratably securing the new notes by a Lien ranking ratably with and equal to (or, at our option or in the case of liens securing Indebtedness ranked subordinate to the new notes, senior to) such secured Indebtedness.

     LIMITATION ON AFFILIATE TRANSACTIONS. We will not, and will not permit any of our Subsidiaries to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any of our Affiliates (an "Affiliate Transaction") unless the terms thereof:

         (1) are materially no less favorable to us or our Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not an Affiliate;

         (2) if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year, (x) comply with the terms described in clause (1) and (y) have been approved by a majority of the disinterested members of the Board of Directors; and

         (3) if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $20 million in any one year, (x) comply with the terms described in clause (2) and (y) have been determined by a nationally recognized investment banking, accounting or qualified appraisal firm to be fair, from a financial standpoint, to us and our Subsidiaries.

     The provisions described above will not prohibit:

         (1) any issuance of securities or any payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans and other stock-based employee compensation in the ordinary course of business and approved by the Board of Directors;

         (2) the grant of stock options or similar rights to our employees, officers and directors or those of any of our Subsidiaries in the ordinary course of business and pursuant to plans approved by the Board of Directors;

         (3) loans or advances to our employees, officers or directors or those of any of our Subsidiaries in the ordinary course of business;

         (4) fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of our directors, officers or employees or those of any of our Subsidiaries in the ordinary course of business;

         (5) any Affiliate Transaction between us and our Subsidiary or Joint Venture, or between any of our Subsidiaries or Joint Ventures (so long as the other stockholders or partners of any participating Subsidiaries or Joint Ventures which are not our wholly owned Subsidiaries are not themselves our Affiliates); and

         (6) any transactions effected pursuant to agreements in effect on June 10, 1999; PROVIDED, that such transactions are effected pursuant to terms substantially similar to the terms of such agreements as in effect on June 10, 1999.

     MERGER, CONSOLIDATION AND SALE OF ASSETS. We will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any of our Subsidiaries to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of our assets (determined on a consolidated basis) to any Person, unless:

         (1) either (a) we are the surviving or continuing corporation or (b) the Person (if other than us) formed by such consolidation or into which we are merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition all or substantially all of our assets (the "Surviving Entity") (x) is a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and (y) expressly assumes, by supplemental indenture (in form and substance satisfactory to the Trustee) executed and delivered to the Trustee, the due and punctual payment of the principal of, and Liquidated Damages, if any, and interest on, all of the new notes and the performance of every covenant of the new notes, the indenture and the registration rights agreement on the part of us to be performed or observed by us;

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

         (2) immediately before and immediately after giving effect to the transaction and the assumption described in clause (1)(b)(y) above, no Default or Event of Default has occurred and is continuing; and

         (3) we or the Surviving Entity have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to the transaction have been satisfied.

     For purposes of the foregoing description, the transfer (by lease, assignment, sale or otherwise in a single transaction or series of transactions) of all or substantially all of the assets of one or more of our Subsidiaries, the Capital Stock of which constitutes all or substantially all of our assets, will be deemed to be the transfer of all or substantially all of our assets.

     The indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of our assets in accordance with the foregoing description, in which we are not the continuing corporation, the Surviving Entity formed by such consolidation or into which we are merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture and the new notes with the same effect as if such Surviving Entity had been named as such.

     LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. So long as any of the new notes remain outstanding, we will not, and will not permit any Subsidiary to, enter into any sale and lease-back transactions with respect to any assets (other than any sale leaseback transaction involving leases for a term of not more than three years), unless either

         (1) it relates to our headquarters building now under construction or any real property now owned by ABR;

         (2) we or such Subsidiary would be entitled to incur Indebtedness secured by a Permitted Lien on the assets to be leased in an amount at least equal to the Attributable Debt in respect of such transaction; or

         (3) the proceeds of the sale of the assets to be leased are at least equal to their fair market value (as determined by our Board of Directors) and the proceeds are applied to the purchase or acquisition (or, in the case of real property, the construction) of tangible assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of our Indebtedness for money borrowed which ranks PARI PASSU to the new notes.

REPORTS

     Regardless of whether required by the rules and regulations of the SEC, so long as any new notes are outstanding, we will furnish to the Trustee and each Holder of new notes, within 15 days after we are or would have been required to file with the SEC:

         (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our independent certified public accountants; and

         (2) all information that would be required to be contained in a filing with the SEC on Form 8-K if we were required to file such reports.

     From and after the time we file a registration statement with the SEC with respect to the new notes, we will file the above information with the SEC so long as the SEC will accept such filings.

EVENTS OF DEFAULT

     The following are Events of Default under the indenture with respect to the new notes:

         (1) failure to pay interest or any Liquidated Damages payable on any outstanding notes when due, continued for 30 days;

         (2)  failure to pay principal on any notes when due;

         (3) failure to perform any other covenant in the indenture, continued for 30 days, after written notice as provided in the indenture;

         (4) (x) we or any of our Subsidiaries fail to pay any of our Indebtedness under one or more agreements or instruments evidencing an aggregate principal amount of Indebtedness equal to at least $15 million (or its equivalent in any other currency or currencies) as and when that Indebtedness becomes due and payable, after the expiration of any applicable grace period, or

              (y) any other event occurs which, under one or more agreements or instruments evidencing our Indebtedness of or that of any Subsidiary, obligates us or our Subsidiary to pay an aggregate principal amount of Indebtedness equal to at least $15 million (or its equivalent in any other currency or currencies) prior to the date on which it otherwise would have become due and payable; and

         (5) certain events of voluntary or involuntary bankruptcy, insolvency or reorganization.

     If an Event of Default (other than an Event of Default described in clause
(5) above) occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding notes by notice as provided in the indenture may declare the principal amount of all of the new notes to be due and payable immediately. However, at any time after a declaration of acceleration with respect to the new notes has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration. If an Event of Default described in clause (5) above occurs, all unpaid principal of and accrued interest and Liquidated Damages on the outstanding notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For information as to waiver of defaults, see "--Modification and Waiver" below.

     The indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the Holders, unless such Holders shall

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

have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the new notes.

     We will be required to furnish to the Trustee annually a statement as to our performance of our obligations under the indenture and as to any default in such performance.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The indenture provides that the we, at our option,

         (1) will be deemed to have been discharged from any and all obligations in respect of the new notes (except for certain obligations to register the transfer of or new notes, to replace stolen, lost, destroyed or mutilated notes upon satisfaction of certain requirements (including, without limitation, providing such security or indemnity as we or the Trustee may require), to maintain paying agencies and to hold certain moneys in trust for payment) ("legal defeasance"), or

         (2) need not comply with certain restrictive covenants of the indenture (including those described under "--Certain Covenants" above) ("covenant defeasance"),

in each case, if we deposit, in trust with the Trustee, money in U.S. dollars or U.S. Government Obligations that through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount or a combination thereof, in each case sufficient to pay all the principal of, and interest and Liquidated Damages, if any, on the new notes on the dates such payments are due in accordance with the terms of the indenture and the new notes. In the case of discharge as described in clause (1) above, we are required to deliver to the Trustee an opinion of nationally recognized tax counsel in the United States acceptable to the Trustee to the effect that:

         (1) the Holders of the new notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the option set forth in clause (1) above and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such option had not been exercised; and

         (2) either (A) we have received from, or there has been published by the U.S. Internal Revenue Service, a ruling to that effect, or (B) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law.

     In the case of an election as described in clause (2) above, we are required to deliver to the Trustee an opinion of nationally recognized tax counsel to the effect that the Holders of the new notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the option set forth in clause (2) above.

SATISFACTION AND DISCHARGE

     The indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of notes as expressly provided for in the indenture) as to all outstanding notes when:

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

         (1)  either

              (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter been repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation, or

              (b) all notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year and we have irrevocably deposited or caused to be deposited with the Trustee funds in trust in an amount sufficient to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the Trustee for cancellation, including the principal of and any Liquidated Damages and interest on such notes to the date of deposit or to the maturity thereof;

         (2) we have paid all other sums payable by us under the indenture in respect of the outstanding notes; and

         (3) we have delivered to the Trustee an officers' certificate and, in certain circumstances, an opinion of counsel satisfactory to the Trustee, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture in respect of the new notes of such series have been complied with.

MODIFICATION AND WAIVER

     From time to time we and the Trustee may, without the consent of the Holders, amend, waive or supplement the indenture or the new notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, or making any other provisions with respect to matters or questions arising under the indenture, or making any change that does not adversely affect the interests of any Holder in any material respect. Other modifications and amendments of the indenture may be made by us and the Trustee with the consent of the Holders of not less than a majority in principal amount of the outstanding notes of each series affected thereby; provided, that no such modification or amendment may, without the consent of the Holder of each outstanding note affected thereby:

         (1) change the stated maturity of the principal of, or any installment of principal of, or interest on, any notes;

         (2) reduce the principal amount of or the rate of interest on any notes;

         (3) change the place or currency of payment of principal of or interest on any notes;

         (4) impair the right to institute suit for the enforcement of any payment on or with respect to any notes;

         (5) reduce the percentage in principal amount of outstanding notes, the consent of the Holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

         (6) change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture.

     The Holders of not less than a majority in principal amount of the outstanding notes may on behalf of the Holders of all notes waive compliance by us with certain covenants of the indenture. The Holders of not less than a majority in principal amount of the outstanding notes may on behalf of the Holders of all notes waive any past default under the indenture, except a default in the payment of the principal of or interest on any notes or in respect of a provision which cannot be modified or amended under the indenture without the consent of the Holder of each outstanding note affected.

GOVERNING LAW AND SERVICE OF PROCESS

     The indenture and the new notes will be governed by the laws of the State of New York. We have appointed The Bank of New York as our authorized agent upon which process may be served in any action or proceeding arising out of or based upon the indenture or the new notes which may be instituted in any federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York and will irrevocably submit to the jurisdiction of such courts in any such action or proceeding.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for the definitions of other capitalized terms used in this prospectus herein but not defined herein.

     "AFFILIATE" of any specified Person means any other Person, directly or indirectly, controlling or controlled by, or under direct or indirect common control with, such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "ATTRIBUTABLE DEBT" in respect of a Sale/Leaseback Transaction means, at the time of determination, the present value (discounted at the interest rate implicit in such transaction in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "BOARD OF DIRECTORS" means our Board of Directors or any committee thereof duly authorized to act on behalf of such Board.

     "CAPITAL LEASE OBLIGATION" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP.

     "CAPITAL STOCK" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "COMMODITY PRICE PROTECTION AGREEMENT" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

     "CONSOLIDATED NET WORTH" of any Person means the stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "CONSOLIDATED TANGIBLE ASSETS" means Total Assets less the sum of:

         (1) the total book value of all of our assets and the assets of our Subsidiaries properly classified as intangible assets under GAAP, including such items as goodwill, the purchase price of acquired assets in excess of the fair market value thereof, trademarks, trade names, service marks, customer lists, brand names, copyrights, patents and licenses, and rights with respect to the foregoing, and

         (2) all amounts representing any write-up in the book value of any of our assets or the assets of our Subsidiaries resulting from a revaluation thereof subsequent to the date of our then most recent audited financial statements.

     "CURRENCY AGREEMENT" means, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or of which such Person is a beneficiary.

     "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "DISQUALIFIED CAPITAL STOCK" means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which it is convertible or exchangeable or for which it is exercisable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity Date of the new notes.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as are in effect on the Issue Date of the new notes.

     "GLOBAL NOTES" has the meaning given to such term in the section of this Description of Notes entitled "Book-Entry, Delivery and Form."

     "HEDGING OBLIGATIONS" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Price Protection Agreement.

     "HOLDER" means a Person in whose name a note is registered on the Security Registrar's books.

     "INCUR" means issue, assume, guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary of another Person (whether by merger, consolidation, acquisition or otherwise) will be deemed to be

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Incurred by such Person at the time it becomes such a Subsidiary; PROVIDED
FURTHER, HOWEVER, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount will be considered an Incurrence of Indebtedness, but the entire face amount of such security will be deemed Incurred upon the issuance of such security. The term "Incurrence" when used as a noun will have a correlative meaning.

     "INDEBTEDNESS" means, with respect to any Person on any date of determination (without duplication): (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Capital Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends); and (iv) all obligations of the type referred to in clauses (i) and
(iii) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations as described above at such date; PROVIDED HOWEVER, that the amount outstanding at any time of any Indebtedness issued with original issue discount will be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

     "INTEREST RATE AGREEMENT" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect us or any of our Subsidiaries against fluctuations in interest rates.

     "ISSUE DATE" means the date on which the new notes are originally issued.

     "JOINT VENTURE" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; PROVIDED, HOWEVER, that, as to any such arrangement in corporate form, such corporation will not, as to any Person of which such corporation is a Subsidiary, be considered to be a Joint Venture to which such Person is a party.

     "LIEN" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof and any Sale/Lease-back Transaction other than a Sale/Lease-back Transaction permitted pursuant to clause (a) or (c) of the covenant described herein under the heading "Limitation on Sale and Lease-back Transactions").

     "PERMITTED LIENS" means any:

         (1)      Liens arising by reason of:

                  (x) operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers in existence for less than 120 days or for more than 120 days which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; or

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

                  (y) any interest or title of a lessor under any lease;

         (2) Liens in favor of us or (other than in the case of Liens securing our Indebtedness or Indebtedness of any of our Subsidiaries) our Subsidiaries;

         (3) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with us or any of our Subsidiaries; provided that such Liens were not incurred in contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the Person acquired by, merged into or consolidated with us or any such Subsidiary;

         (4) Liens on property existing at the time of acquisition thereof by us or any of our Subsidiaries provided that such Liens were not incurred in contemplation of such acquisition;

         (5)      Liens existing on the date of the indenture;

         (6) Liens to secure taxes, assessments and other government charges or claims for labor, material or supplies:

                  (x) in respect of obligations which are not overdue, or

                  (y) which are currently being contested in good faith by appropriate proceedings if we have set aside on our books adequate reserves with respect thereto, if required, and if no proceedings have been commenced to foreclose any such Lien;

         (7) deposits or pledges made in connection with, or to secure payment of, workmen's compensation, unemployment insurance, old age pensions or other social security obligations;

         (8) Liens in respect of judgments or awards which have been in force for less than the applicable period for taking an appeal, so long as execution is not levied thereunder, or in respect of which we or one of our Subsidiaries, as the case may be, at the time in good faith are prosecuting an appeal or proceedings for review and in respect of which we and our Subsidiaries have maintained reserves in an amount satisfactory to us;

         (9) encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, landlord's or lessor's Liens under leases to which we or any of our Subsidiaries are a party, and other minor liens or encumbrances none of which in our opinion or in the opinion of such Subsidiary interferes materially with the use of the property affected in the ordinary conduct of our business or the business of such Subsidiary and which defects do not individually or in the aggregate have a material adverse effect on our business and the business of our Subsidiaries on a consolidated basis;

         (10) Liens securing Indebtedness in respect of performance bonds, bankers' acceptances, and surety or appeal bonds entered into by us or our Subsidiaries in the ordinary course of business;

         (11) Liens securing Hedging Obligations consisting of Interest Rate Agreements, Commodity Price Protection Agreements and Currency Agreements entered into in the ordinary course of business and not for the purpose of speculation;

         (12) Liens securing Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of Incurrence;

         (13) Liens securing our Indebtedness and that of our Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in any case Incurred in connection with the disposition of any of our assets or those of any such Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any such Subsidiary in connection with such disposition;

         (14) Liens arising in the ordinary course of business in connection with obligations (other than obligations for borrowed money) that are not overdue or which are being contested in good faith and by appropriate proceedings, including, but not limited to Liens under bid, performance and other surety bonds, supersedes and appeal bonds, Liens on advance or progress payments received from customers under contracts for the sale, lease or license of goods, software or services and upon the products being sold or licensed, in each case securing performance of the underlying contract or the repayment of such advances in the event final acceptance of performance under such contracts does not occur, and Liens upon funds collected temporarily from others pending payment or remittance on their behalf;

         (15) purchase money security interests on any property acquired or held by us or our Subsidiaries in the ordinary course of business securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring such property; PROVIDED, HOWEVER, that:

     - any such Lien attaches to such property concurrently with or within 20 days after the acquisition thereof,

     - such Lien attaches solely to the property so acquired in such transaction, and

     - the principal amount of the debt secured thereby does not exceed 100% of the cost of such property;

         (16) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; PROVIDED, HOWEVER, that:

     - such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board, and

     - such deposit account is not intended by us or any of our Subsidiaries to provide collateral to the depository institution;

         (17) rights of holders of notes or debentures issued by us or of our Subsidiaries in deposits placed in trust to legally or "in substance" defease such notes or debentures;

         (18) Any Lien deemed to be created in connection with the securitization of accounts, receivables, instruments, chattel paper or other rights to payment of the Company or its Subsidiaries, (a) to the extent (i) such assets are transferred to a special purpose entity, (which may be owned by the Company or any Subsidiary but is not consolidated for accounting purposes with such transferor or owner) where such transfer is a "true sale" for accounting purposes, and (ii) the face principal amount of such assets at any time outstanding is not more than $150,000,000 or (b) which is granted by any such special purpose entity in the assets so transferred to it; and

         (19) Liens securing Indebtedness in an aggregate principal amount together with all Liens securing other of our Indebtedness and that of our Subsidiaries outstanding on the date of such Incurrence (other than Liens described in clauses (1) through (18) above) not exceeding 15% of Consolidated Tangible Assets.

     "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "PREFERRED STOCK" as applied to the Capital Stock of any corporation or the equity securities of any trust, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation or trust over shares of Capital Stock of any other class of such corporation or trust.

     "PRINCIPAL" of any Indebtedness (including the new notes) means the principal of such Indebtedness plus the premium, if any, payable on such Indebtedness which is due or overdue or is to become due at the relevant time.

     "SALE/LEASEBACK TRANSACTION" means an arrangement relating to property now owned or hereafter acquired whereby we or one of our Subsidiaries transfers such property to a Person and we or any of our Subsidiaries leases it from such Person under an operating lease.

     "STATED MATURITY" means, with respect to any instrument, the date specified in such instrument as the fixed date on which the final payment of principal of such instrument is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase, redemption or repayment of such instrument at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "SUBSIDIARY" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

         (1)  such Person,

         (2)  such Person and one or more Subsidiaries of such Person, or

         (3)  one or more Subsidiaries of such Person.

     "TOTAL ASSETS" means our total consolidated assets (including the total consolidated assets of our Subsidiaries) as shown on our most recent balance sheet (excluding the footnotes thereto).

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax consequences associated with (1) the exchange of the old notes for the new notes pursuant to the exchange offer by any Holder; and (2) the ownership and disposition of the new notes by a person who is not a "United States person" as defined below (a "Non-U.S. Holder"). This summary is based upon existing United States federal income tax law, which is subject to change, possibly retroactively. This summary does not discuss all aspects of United States federal income taxation which may be important to particular Holders in light of their individual investment circumstances, such as new notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations) or to persons that will hold the new notes as a part of a straddle, hedge, or synthetic security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

     In addition, this summary does not discuss any foreign, state, or local income tax considerations or any taxes other than income taxes. This summary assumes that investors (1) purchased their old notes for cash in the original offering thereof, (2) exchanged their old notes for new notes in the exchange offer, and (3) hold their new notes as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE EXCHANGE OF THE OLD NOTES FOR THE NEW NOTES PURSUANT TO THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES.

     For purposes of this summary, a "United States person" is:

     -    an individual who is a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or organized under the laws of the United States or any state or political subdivision thereof;

     - an estate the income of which is subject to United States federal income taxation without regard to its source; or

     - a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

EXCHANGE OFFER

     The exchange of the old notes for the new notes pursuant to the exchange offer will not constitute a "significant modification" of the old notes for federal income tax purposes because the terms of the new notes are not materially different from the terms of the old notes. Accordingly, the exchange will be disregarded for federal income tax purposes and the new notes received will be treated as a continuation of the old notes in the hands of each Holder of a new note. As a result (1) a U.S. Holder or Non-U.S. Holder should not recognize taxable gain or loss as a result of exchanging old notes for new notes pursuant to the exchange offer, (2) the holding period of the new notes should include the holding period of the old notes exchanged therefor, and (3) the adjusted tax basis of the new notes should be the same as the adjusted tax basis of the old notes exchanged therefor.

FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following discussion addresses certain material U.S. federal income tax consequences to Non-U.S. Holders.

     PAYMENTS OF INTEREST

     Interest paid by us to Non-U.S. Holders will not be subject to United States federal income or withholding tax provided that (1) such holder does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) such holder is not a controlled foreign corporation that is related to us through stock ownership, a foreign tax-exempt organization or foreign private foundation for United States federal income tax purposes, and (3) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading "Owner Statement Requirement."

     Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (1) United States federal income tax on interest that is effectively connected with the conduct of such trade or business and (2) if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its "effectively connected earnings and profits" as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty. Any Non-U.S. Holder subject to United States federal income tax under the rules described in the preceding sentence, or claiming an exemption from or reduced rate of taxation pursuant to a treaty, will be required to file an applicable statement with us or our agent in order to avoid U.S. withholding tax at a rate of 30% on interest paid on the new notes.

     GAIN ON DISPOSITION

     A Non-U.S. Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption, or other disposition of a new note unless (1) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (2) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days during the taxable year in which such gain is realized and certain other requirements are met. Any such gain that is effectively connected with the conduct of a United States trade or business by a Non-U.S. Holder will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a United States person and, if such Non-U.S. Holder is a corporation, such gain may also be subject to the 30% United States branch profits tax described above, subject to the holder qualifying for an exemption from such tax or a lower tax rate under an applicable treaty.

     OWNER STATEMENT REQUIREMENT

     Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that holds a new note on behalf of such owner file a statement with us or our agent to the effect that the beneficial owner is not a United States person in order to avoid withholding of United States federal income tax. Under current regulations, this requirement will be satisfied if we or our agent receives (1) a statement (an "Owner's Statement") from the beneficial owner of a note in which such owner certifies, under penalties of perjury, that such owner is not a United States person and provides such owner's name and address, or (2) a statement from the Financial Institution holding the note on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner's Statement together with a copy of the Owner's Statement. The beneficial owner must inform us or our agent (or, in the case of a statement described in clause (2) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner's Statement.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Current United States federal income tax law provides that in the case of payments of interest to Non-U.S. Holders, the 31% backup withholding tax and information reporting will not apply to payments made outside the United States by us or a paying agent on a note if an Owner's Statement is received or an exemption has otherwise been established; provided in each case that we or the paying agent, as the case may be, have no actual knowledge that the payee is a United States person.

     Under current treasury regulations, payments of the proceeds of the sale of a note to or through a foreign office of a "broker" will not be subject to backup withholding but will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, unless the broker has in its records documentary evidence that the holder is not a United States person and certain other conditions are met or the holder otherwise establishes an exemption. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Recently, the Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, such final regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the final regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. The United States Internal Revenue Service has recently issued an administrative notice that the effective date of the final regulations will be extended such that the final regulations will only apply to payments made after December 31, 2000, but such administrative notice did not actually modify the text of the effective date provisions of the final regulations.

                             PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making or other trading activities (not directly from us). We have agreed that, for a period of 60 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 19, 1999, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell from time to time new notes they receive for their own account pursuant to the exchange offer through:

     -    one or more transactions in the over-the-counter market;

     -    in negotiated transactions;

     -    through the writing of options on the new notes; or

     -    a combination of such methods of resale.

Such broker-dealers may sell at:

     -    market prices prevailing at the time of resale;

     -    prices related to such prevailing market prices; or

     -    negotiated prices.

     Any broker-dealer may resell directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer or the purchasers of the new notes. Any broker-dealer that resells new notes that it received for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any underwriter's resale of new notes and any commission or concessions received by any underwriters may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act by acknowledging that it will deliver and by delivering a prospectus.

     The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed, for a period of 60 days after the expiration date to promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have also agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the initial purchasers of the old notes directly from us) and will indemnify the holders of the new notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act to the extent they arise out of or are based upon (1) any untrue statement or alleged untrue statement of a material fact contained in the registration statement or prospectus or (2) an omission or alleged omission to state in the registration statement or the prospectus a material fact that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. This indemnification obligation does not extend to statements or omissions in the registration statement or prospectus made in reliance upon and in conformity with written information pertaining to the holder that is furnished to us by or on behalf of the holder.

                                  LEGAL MATTERS

     Certain legal matters relating to the new notes offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota.

                                     EXPERTS

     The consolidated financial statements and schedule of Ceridian Corporation and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of ABR Information Services, Inc. and subsidiaries incorporated by reference into this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such consolidated financial statements have been incorporated in reliance upon the report of Grant Thornton LLP.

===============================================================================

                                 [CERIDIAN LOGO]


                                  $450,000,000

                           7.25% SENIOR NOTES DUE 2004






                               ------------------

                                   PROSPECTUS

                               ------------------









                               September 20, 1999


===============================================================================